Exhibit 99.1

Q1 2021 Quarterly Report to Shareholders Live audio Web broadcast of the Bank’s analysts’ conference call. See page 73 for details. Scotiabank reports first quarter results TORONTO, February 23, 2021 – Scotiabank reported first quarter net income of $2,398 million compared to $2,326 million in the same period last year. Diluted earnings per share (EPS) was $1.86, up 1% from $1.84 in the previous year. Return on equity was 14.2%, unchanged from the previous year. Adjusted net income(1) of $2,418 million and EPS of $1.88, increased 3% compared to the prior year. Return on equity was 14.4% compared to 13.9% a year ago. “The Bank’s performance this quarter reflects the strength of our diversified business platform with all four business lines making a strong contribution to earnings. We demonstrated positive revenue growth and solid expense discipline to produce high quality earnings and generate positive operating leverage in all our businesses. Our CET1 ratio of 12.2% provides us with additional flexibility for capital deployment in the future. We also witnessed continued strength in digital adoption across all our core markets. As we emerge from the pandemic, I am confident of continued strong performance across the Bank” said Brian Porter, President and CEO of Scotiabank. Canadian Banking generated adjusted earnings of $915 million. Earnings recovered to pre- COVID levels driven by solid asset and deposit growth, strong fee income, stable margins and improving credit trends. International Banking generated adjusted earnings of $398 million, driven by good performance in the Pacific Alliance countries and stable margins. Global Wealth Management reported adjusted earnings of $425 million, up 34% from the prior year. The results were supported by seasonally higher performance fees and strong contributions from iTRADE, market appreciation, solid sales momentum and double-digit growth across our Canadian businesses. AUM and AUA increased 5% and 10% from the prior year, respectively. Global Banking and Markets had a strong start to the year with earnings of $543 million, up 20% compared to the prior year. The results were driven by strong performance across our capital markets and investment banking businesses. The Bank reported a strong Common Equity Tier 1 capital ratio of 12.2%, a strong position from which to continue to support its customers and drive future growth. (1) Refer to Non-GAAP Measures on page 4 for details.

Financial Highlights

	As at and for the three months ended
(Unaudited)	January 31 2021	October 31 2020	January 31 2020
Operating results ($ millions)
Net interest income	4,351	4,258	4,392
Non-interest income	3,721	3,247	3,749
Total revenue	8,072	7,505	8,141
Provision for credit losses	764	1,131	926
Non-interest expenses	4,208	4,057	4,418
Income tax expense	702	418	471
Net income	2,398	1,899	2,326
Net income attributable to common shareholders	2,265	1,745	2,262
Operating performance
Basic earnings per share ($)	1.87	1.44	1.86
Diluted earnings per share ($)	1.86	1.42	1.84
Return on equity (%)	14.2	11.0	14.2
Productivity ratio (%)	52.1	54.1	54.3
Core banking margin (%)(1)	2.27	2.22	2.45
Financial position information ($ millions)
Cash and deposits with financial institutions	89,491	76,460	69,291
Trading assets	141,768	117,839	144,731
Loans	603,649	603,263	592,279
Total assets	1,164,050	1,136,466	1,154,022
Deposits	768,993	750,838	763,850
Common equity	63,387	62,819	63,485
Preferred shares and other equity instruments	5,308	5,308	3,884
Assets under administration	600,955	558,594	553,884
Assets under management	313,970	291,701	297,086
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	12.2	11.8	11.4
Tier 1 capital ratio (%)	13.6	13.3	12.5
Total capital ratio (%)	15.7	15.5	14.6
Leverage ratio (%)	4.7	4.7	4.0
Risk-weighted assets ($ millions)	406,780	417,138	420,694
Liquidity coverage ratio (LCR) (%)	129	138	127
Net stable funding ratio (NSFR) (%)	115	n/a	n/a
Credit quality
Net impaired loans ($ millions)	3,285	3,096	3,233
Allowance for credit losses ($ millions)(2)	7,810	7,820	5,095
Gross impaired loans as a % of loans and acceptances	0.84	0.81	0.77
Net impaired loans as a % of loans and acceptances	0.52	0.50	0.52
Provision for credit losses as a % of average net loans and acceptances (annualized)(3)	0.49	0.73	0.61
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized)(3)	0.49	0.54	0.55
Net write-offs as a % of average net loans and acceptances (annualized)	0.43	0.41	0.54
Adjusted results(1)
Adjusted net income ($ millions)	2,418	1,938	2,344
Adjusted diluted earnings per share ($)	1.88	1.45	1.83
Adjusted return on equity (%)	14.4	11.3	13.9
Adjusted productivity ratio (%)	51.8	53.3	53.4
Adjusted provision for credit losses as a % of average net loans and acceptances(3)	0.49	0.73	0.51
Common share information
Closing share price ($) (TSX)	68.20	55.35	72.28
Shares outstanding (millions)
Average – Basic	1,212	1,211	1,214
Average – Diluted	1,237	1,246	1,247
End of period	1,212	1,211	1,213
Dividends paid per share ($)	0.90	0.90	0.90
Dividend yield (%)(4)	5.7	6.4	4.9
Market capitalization ($ millions) (TSX)	82,684	67,055	87,687
Book value per common share ($)	52.28	51.85	52.33
Market value to book value multiple	1.3	1.1	1.4
Price to earnings multiple (trailing 4 quarters)	12.5	10.2	10.5
Other information
Employees (full-time equivalent)(5)	89,808	91,447	99,277
Branches and offices	2,597	2,618	3,048
(1)	Refer to page 4 for a discussion of Non-GAAP measures.
(2)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(3)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.
(4)	Based on the average of the high and low common share prices for the period.
(5)	Prior period amounts have been restated to conform with current period presentation.

2    Scotiabank First Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS

The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended January 31, 2021. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2020 Annual Report. This MD&A is dated February 23, 2021.

Additional information relating to the Bank, including the Bank’s 2020 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2020 Annual Report and Annual Information Form are available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis

4	Non-GAAP Measures

7	Group Financial Performance

10	Economic Outlook

11	Business Segment Review

21	Geographic Highlights

22	Quarterly Financial Highlights

23	Financial Position

23	Risk Management

38	Capital Management

39	Financial Instruments

40	Off-Balance Sheet Arrangements

40	Regulatory Developments

42	Accounting Policies and Controls

43	Share Data

Forward-looking statements From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2020 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2020 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2020 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank First Quarter Report 2021    3

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this report and defined below.

Adjusted results and diluted earnings per share

The following table presents reconciliations of GAAP reported financial results to non-GAAP adjusted financial results.

The adjustments summarized below are consistent with those described in the Bank’s 2020 Annual Report. For a complete description of the adjustments, refer to the Non-GAAP measures section in the Bank’s 2020 Annual Report.

Adjustment impacting current and prior periods:

•	Amortization of acquisition-related intangible assets, excluding software.

Adjustments impacting prior periods only:

•	Acquisition and divestiture-related costs – Include costs related to integrating acquired operations and net (gain)/loss on divestitures.

•

Valuation-related adjustments, recorded in Q1 2020 – Relate to the inclusion of an additional scenario in the measurement of allowance for credit losses, fair value methodology change relating to uncollateralized OTC derivatives, and a software-related impairment loss.

4    Scotiabank First Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended
($ millions)	January 31 2021	October 31 2020	January 31 2020
Reported Results
Net interest income	$4,351	$4,258	$4,392
Non-interest income	3,721	3,247	3,749
Total revenue	8,072	7,505	8,141
Provision for credit losses	764	1,131	926
Non-interest expenses	4,208	4,057	4,418
Income before taxes	3,100	2,317	2,797
Income tax expense	702	418	471
Net income	$2,398	$1,899	$2,326
Net income attributable to non-controlling interests in subsidiaries (NCI)	90	72	39
Net income attributable to equity holders	2,308	1,827	2,287
Net income attributable to common shareholders	2,265	1,745	2,262
Diluted earnings per share (in dollars)	$1.86	$1.42	$1.84
Adjustments
Acquisition-related costs
Integration costs(1)	$–	$20	$76
Amortization of Acquisition-related intangible assets, excluding software(1)	28	26	27
	28	46	103
Allowance for credit losses – Additional scenario(2)	–	–	155
Derivatives valuation adjustment(3)	–	–	116
Net (gain)/loss on divestitures(4)	–	8	(262)
Impairment charge on software asset(1)	–	–	44
Adjustments (Pre-tax)	$28	$54	$156
Income tax expense/(benefit)	(8)	(15)	(138)
Adjustments (After tax)	$20	$39	$18
Adjustment attributable to NCI	–	–	(48)
Adjustments (After tax and NCI)	$20	$39	$(30)
Adjusted Results
Net interest income	$4,351	$4,258	$4,392
Non-interest income	3,721	3,247	3,597
Total revenue	8,072	7,505	7,989
Provision for credit losses	764	1,131	771
Non-interest expenses	4,180	4,003	4,265
Income before taxes	3,128	2,371	2,953
Income tax expense	710	433	609
Net income	$2,418	$1,938	$2,344
Net income attributable to NCI	90	72	87
Net income attributable to equity holders	2,328	1,866	2,257
Net income attributable to common shareholders	$2,285	$1,784	$2,232
Adjusted diluted earnings per share (in dollars)	$1.88	$1.45	$1.83
(1)	Recorded in non-interest expenses.
(2)	Recorded in provision for credit losses.
(3)	Recorded in non-interest income.
(4)	Recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

Scotiabank First Quarter Report 2021    5

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of International Banking’s reported results and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis, refer to page 14. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and constant dollar results for International Banking for prior periods.

	For the three months ended
($ millions)	October 31, 2020			January 31, 2020
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$1,785	$(5)	$1,790	$2,005	$112	$1,893
Non-interest income	763	5	758	980	41	939
Total revenue	2,548	–	2,548	2,985	153	2,832
Provision for credit losses	736	(3)	739	580	30	550
Non-interest expenses	1,424	(13)	1,437	1,664	83	1,581
Income tax expense	55	5	50	159	10	149
Net income	$333	$11	$322	$582	$30	$552
Net income attributable to non-controlling interest in subsidiaries	$70	$–	$70	$64	$2	$62
Net income attributable to equity holders of the Bank	$263	$11	$252	$518	$28	$490
Other measures
Average assets ($ billions)	$202	$(1)	$203	$203	$8	$195
Average liabilities ($ billions)	$153	$(1)	$154	$151	$6	$145

The above table is computed on a basis that is different than the table “Impact of foreign currency translation” in Group Financial Performance on page 8.

Core banking assets

Core banking assets are average interest earning assets excluding bankers’ acceptances and trading assets.

Core banking margin

This ratio represents net interest income divided by core banking assets.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of average common shareholders’ equity.

Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed. The Bank attributed capital to its business lines at approximately 10.5% of Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each business segment.

6    Scotiabank First Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance

Impact of COVID-19

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. Absent any medical approaches to slow the spread of the virus, governments around the world implemented several measures to curtail the outbreak and slow its progression. These included business closures, travel restrictions, quarantines, and limits on public and private gatherings.

The economic impacts of these measures and uncertainty about the path forward led to severe stresses in financial markets in the early days of the pandemic. To ease strains in funding markets, central banks undertook prompt and large-scale efforts to increase market liquidity. This resulted in sharp cuts in interest rates, quantitative easing programs in some countries, direct lending to businesses, and targeted liquidity injections in various credit product markets. In some countries, regulatory authorities allowed banks to offer deferral programs to customers without requiring them to reclassify affected loans. In addition to these financial measures, fiscal authorities deployed historic amounts of direct support to firms and households including most prominently wage subsidies for firms and financial assistance to employees affected by the pandemic. These programs remain in operation in most countries. As it became clear that measures to slow the spread of the virus were effective, economies were re-opened, leading to a surge in economic activity. Lower interest rates and direct support measures for firms and households fueled the rebound, as evidenced by the evolution in global consumption observed since economies re-opened.

Despite the scale of the rebound observed so far, unemployment remains significantly above pre-pandemic levels in many countries. Sectors most affected by the pandemic remain under stress, while other sectors have thrived. We see these trends continuing across our footprint. The Bank has demonstrated financial strength and operational resilience despite these events, while protecting the health and safety of employees, and supporting customers. The global number of infections remains high and there are risks related to mutations of the virus and vaccine effectiveness against COVID-19 variants, as well as some concerns around timing of vaccine availability and distribution. These factors cloud the near-term outlook, though there is compelling evidence to suggest a strong rebound will occur as infection rates subside with higher vaccination rates. Substantial policy support remains appropriate globally to help bridge economies to the post COVID-19 state of the world. We remain cautiously optimistic that the recovery already underway in the countries in which we operate will strengthen over the next twelve months owing to their strong policy frameworks and the support they have provided to their economies.

Customer Assistance Programs

To support customers, the Bank has implemented a number of customer assistance programs across the footprint. Refer to page 25 of the 2020 Annual Report for details.

Canada

Offering of assistance programs largely ended on September 30, 2020. As of January 31, 2021, total loans in deferral are $653 million (October 31, 2020 – $5,119 million), mostly mortgages. For customer accounts where payment deferrals have expired, cumulatively since the inception of the programs in Q2 2020, approximately 97% are current on payments.

International

Offering of assistance programs for retail loans ended on October 31, 2020 and for commercial loans on September 30, 2020 with some exceptions including requirements by local regulators. As of January 31, 2021, total loans in deferral are $555 million (October 31, 2020 – $10,602 million), primarily mortgages. For customer accounts where payment deferrals have expired, cumulatively since the inception of the programs in Q2 2020, approximately 88% are current on payments.

Financial Performance Summary

The Bank’s reported net income this quarter was $2,398 million, compared to $2,326 million in the same period last year, and $1,899 million last quarter. Diluted earnings per share were $1.86 compared to $1.84 in the same period last year and $1.42 last quarter. Return on equity was 14.2%, in line with last year and up from 11.0% last quarter.

Adjusted net income was $2,418 million compared to $2,344 million last year, an increase of 3%. Adjusted diluted earnings per share were $1.88, compared to $1.83 last year. Adjusted return on equity was 14.4% compared to 13.9% a year ago. The increase in net income was due to lower non-interest expenses and higher revenues this quarter.

Adjusted net income was $2,418 million this quarter compared to $1,938 million last quarter. Adjusted diluted earnings per share were $1.88, compared to $1.45 last quarter, and adjusted return on equity was 14.4% compared to 11.3% last quarter. The increase in net income was driven mainly by higher non-interest income and lower provision for credit losses this quarter.

Scotiabank First Quarter Report 2021    7

MANAGEMENT’S DISCUSSION & ANALYSIS

Impact of foreign currency translation

The table below reflects the estimated impact of foreign currency translation on key income statement items and is computed on a basis that is different than the table “Constant dollar” in Non-GAAP Measures on page 6.

	Average exchange rate			% Change
For the three months ended	January 31, 2021	October 31, 2020	January 31, 2020	January 31, 2021 vs. October 31, 2020	January 31, 2021 vs. January 31, 2020
U.S dollar/Canadian dollar	0.777	0.756	0.760	2.8%	2.3%
Mexican Peso/Canadian dollar	15.618	16.390	14.483	(4.7)%	7.8%
Peruvian Sol/Canadian dollar	2.807	2.701	2.545	3.9%	10.3%
Colombian Peso/Canadian dollar	2,753.077	2,866.315	2,555.453	(4.0)%	7.7%
Chilean Peso/Canadian dollar	573.961	591.628	586.493	(3.0)%	(2.1)%

Impact on net income(1) ($ millions except EPS)	January 31, 2021 vs. October 31, 2020	January 31, 2021 vs. January 31, 2020
Net interest income	$3	$(110)
Non-interest income(2)	15	(33)
Non-interest expenses	(4)	85
Other items (net of tax)	(3)	44
Net income	$11	$(14)
Earnings per share (diluted)	$0.01	$(0.01)
Impact by business line ($ millions)
Canadian Banking	$–	$–
International Banking(2)	(12)	(35)
Global Wealth Management	–	(3)
Global Banking and Markets	(6)	(6)
Other(2)	29	30
Net income	$11	$(14)
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Impact of divested operations

The table below reflects the income earned in the period ended January 31, 2020 from divested operations. Refer to Note 37 in the Bank’s 2020 Annual Report for the list of divested operations that have closed:

For the three months ended
(Unaudited) ($ millions)	January 31, 2020(1)
Net interest income	$69
Non-interest income	69
Total revenue	138
Provision for credit losses	3
Non-interest expenses	61
Income tax expense	15
Net income	$59
Net income attributable to non-controlling interest in subsidiaries	$–
Net income attributable to equity holders of the Bank – relating to divested operations	$59
(1)	The impact of divested operations is nil for the three months ended January 31, 2021 and October 31, 2020.

Impact on net income ($millions except EPS)	January 31, 2021 vs. January 31, 2020
Net interest income	$(69)
Non-interest income	(69)
Provision for credit losses	(3)
Non-interest expenses	(61)
Income tax expense	(15)
Net income	$(59)
Net income attributable to equity holders of the Bank	$(59)
Earnings per share (diluted)	$(0.05)

8    Scotiabank First Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial performance commentary

Net income

Q1 2021 vs Q1 2020

Net Income was $2,398 million compared to $2,326 million up 3%. The increase in net income was due mainly to lower provision for credit losses and non-interest expenses, partly offset by lower net interest income and non-interest income. Adjusted net income was $2,418 million compared to $2,344 million up 3%. The increase was due mainly to higher non-interest income and lower non-interest expenses, partly offset by higher income taxes.

Q1 2021 vs Q4 2020

Net Income was $2,398 million compared to $1,899 million up 26%. Adjusted net income was $2,418 million compared to $1,938 million up 25%. The increase was due mainly to higher non-interest income and lower provision for credit losses, partly offset by higher non-interest expenses and income taxes.

Total revenue

Q1 2021 vs Q1 2020

Revenues were $8,072 million compared to $8,141 million. The decrease was due to lower net interest income and non-interest income. Adjusted revenues were $8,072 million compared to $7,989 million, an increase of $83 million or 1%. The increase was due mainly to higher non-interest income.

Q1 2021 vs Q4 2020

Revenues were $8,072 million compared to $7,505 million. The increase was due mainly to higher non-interest income.

Net interest income

Q1 2021 vs Q1 2020

Net interest income was $4,351 million, a decrease of $41 million or 1%. Asset growth and a higher contribution from asset/liability management activities were more than offset by the negative impact of foreign currency translation and divested operations.

The core banking margin was down 18 basis points to 2.27%, driven by increased levels of high quality, lower-margin liquid assets, as well as lower margins in International Banking and Canadian Banking driven by central bank rate cuts in 2020 and changes in business mix.

Q1 2021 vs Q4 2020

Net interest income was $4,351 million, an increase of $93 million or 2%, driven primarily by a higher contribution from asset/liability management activities and asset growth in Canadian Banking.

The core banking margin was up five basis points to 2.27%, driven primarily by higher contribution from asset/liability management activities and higher margins in Global Banking and Markets and International Banking.

Non-interest income

Q1 2021 vs Q1 2020

Non-interest income was $3,721 million, down $28 million or 1%. Adjusted non-interest income increased 3% or $125 million, and 5% excluding the negative impact of divested operations. The increase was due to higher investment gains, and wealth management revenues which benefited from elevated annual performance fees. These were partly offset by lower banking revenues, the negative impact of foreign currency translation, and the prior year benefit of aligning the reporting period of Mexico with the Bank (“Alignment of reporting period”).

Q1 2021 vs Q4 2020

Non-interest income was up $474 million or 15% driven by higher wealth management revenues which benefited from elevated annual performance fees, as well as increases in banking revenues, trading revenues, and investment gains.

Provision for credit losses

Q1 2021 vs Q1 2020

The provision for credit losses was $764 million, compared to $926 million, a decrease of $162 million or 17%. Adjusted provision for credit losses decreased $7 million or 1%. The provision for credit losses ratio decreased 12 basis points to 49 basis points, and by two basis points on an adjusted basis.

Provision on impaired loans was $762 million, compared to $835 million, a decrease of $73 million or 9%. Adjusted provision on impaired loans decreased $40 million or 5% due primarily to lower retail provisions in Canadian Banking driven by lower delinquencies. The provision for credit losses ratio on impaired loans decreased six basis points to 49 basis points, and by four basis points on an adjusted basis.

Provision on performing loans was $2 million, compared to $91 million. Adjusted provision for credit losses on performing loans increased $33 million, due to the COVID-19 impact on portfolio credit quality, partially offset by the more favourable macroeconomic outlook.

Scotiabank First Quarter Report 2021    9

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2021 vs Q4 2020

The provision for credit losses was $764 million, compared to $1,131 million, a decrease of $367 million or 32%. The provision for credit losses ratio decreased 24 basis points to 49 basis points.

Provision on impaired loans was $762 million, a decrease of $73 million or 9% due to lower formations in commercial and corporate portfolios partially offset by higher provisions in International retail driven by credit migration due to expired payment deferrals. The provision for credit losses ratio on impaired loans was 49 basis points, a decrease of five basis points.

Provision on performing loans was $2 million, compared to $296 million, a decrease of $294 million, of which $191 million is related to retail, mainly in International Banking driven by the more favourable macroeconomic outlook. Commercial and corporate performing loan provisions also decreased $103 million, due to the more favourable macroeconomic outlook.

Non-interest expenses

Q1 2021 vs Q1 2020

Non-interest expenses were $4,208 million, down $210 million or 5%. Adjusted non-interest expenses of $4,180 million declined by 2%, of which 1% related to the impact of divested operations. The remaining 1% decrease was due to the positive impact of foreign currency translation, lower personnel costs and advertising and business development, partly offset by the increased investment in the SCENE loyalty program and higher performance-based compensation, including amounts related to the elevated wealth management performance fees.

The productivity ratio was 52.1% compared to 54.3%. On an adjusted basis, the productivity ratio was 51.8%, compared to 53.4%. Operating leverage was positive 3.9% on a reported basis and positive 3.0% on an adjusted basis.

Q1 2021 vs Q4 2020

Non-interest expenses were up $151 million or 4%. Adjusted non-interest expenses were also up by 4%. Increases were due to seasonally higher share-based and performance-based compensation, including amounts related to the elevated wealth management performance fees, and the increased investment in the SCENE loyalty program. Increases were partly offset by lower premises and technology costs.

The productivity ratio was 52.1% compared to 54.1%. On an adjusted basis, the productivity ratio was 51.8%, compared to 53.3%.

Taxes

Q1 2021 vs Q1 2020

The effective tax rate was 22.7% compared to 16.8% in the same quarter last year. On an adjusted basis, the effective tax rate was 22.7% compared to 20.6% due primarily to changes in earnings mix across businesses and jurisdictions.

Q1 2021 vs Q4 2020

The effective tax rate was 22.7% compared to 18.0% in the previous quarter. On an adjusted basis, the effective tax rate was 22.7% compared to 18.2% due primarily to higher income in higher tax rate jurisdictions and changes in earnings mix in the current quarter.

Economic Outlook

The global economy appears to be poised for recovery in 2021. Though COVID-19 remains a significant concern given infection levels, mutations of the virus and the speed of vaccine rollouts, the global economy appears to have greater underlying momentum than earlier assessed. Housing, financial, and commodity markets are all contributing to the recovery. Moreover, the American Recovery Plan is likely to significantly raise US growth, and with that, growth of its principal trading partners, including Canada. On balance, risks appear to have shifted to the upside.

In the context of a brighter economic outlook, policy support will remain critical to guard against downside risks and to ensure as rapid a recovery of lost output as possible. Inflation pressures continue to remain muted, with inflation below central bank targets in most countries. While market measures of inflation expectations have risen, we anticipate that policy rates will continue to remain on hold for an extended period. Yield curves have already begun to steepen in anticipation of higher inflation and an eventual rise in policy rates. We expect further steepening as the recovery strengthens. From a fiscal policy perspective, the American Recovery Plan will have a large impact on US and global growth even if conservative assumptions are used to estimate its impact. It is clear that fiscal support will be maintained at least until the recovery is assured, and likely beyond.

In Canada, several elements suggest a strong post COVID-19 recovery. Cash holdings are high. Housing and financial wealth have been rising. Commodity prices are significantly stronger than expected. As more progress is made in containing the virus, we expect industries which have been most held back by the containment measures to rebound strongly, though at present there is clear evidence of a two-track recovery as economic activity in the less-affected sectors of the economy appears to be quite robust.

Prospects also appear favourable in the Pacific Alliance countries. As elsewhere, data in late 2020 pointed to significantly more economic momentum than expected. Though additional containment measures have been put in place in some countries so far this year, we continue to believe that economic activity will rebound strongly in 2021. Robust growth in China and the United States, combined with higher commodity prices, will drive the recovery though the upcoming election in Peru, the second vote in the Chilean constitutional reform process and the mid-term elections in Mexico pose risks to the outlook.

10    Scotiabank First Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

Business segment results are presented on a taxable equivalent basis, adjusted for the following:

•

The Bank analyzes revenues on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks may also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the Other segment.

•

For business line performance assessment and reporting, net income from associated corporations, which is an after tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Canadian Banking(1)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2021	October 31 2020	January 31 2020
Reported Results
Net interest income	$1,984	$1,954	$2,003
Non-interest income(2)	664	612	704
Total revenue	2,648	2,566	2,707
Provision for credit losses	215	330	321
Non-interest expenses	1,204	1,186	1,233
Income tax expense	318	272	301
Net income	$911	$778	$852
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$911	$778	$852
Other financial data and measures
Return on equity	21.9%	18.4%	20.6%
Net interest margin(3)	2.26%	2.26%	2.36%
Provision for credit losses – performing (Stage 1 and 2)	$1	$92	$59
Provision for credit losses – impaired (Stage 3)	$214	$238	$262
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	0.23%	0.37%	0.36%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	0.23%	0.27%	0.30%
Net write-offs as a percentage of average net loans and acceptances (annualized)	0.22%	0.25%	0.29%
Average assets ($ billions)	$368	$363	$355
Average liabilities ($ billions)	$306	$295	$263
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporations of $20 (October 31, 2020 – $15; January 31, 2020 – $20).
(3)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2021	October 31 2020	January 31 2020
Adjusted Results(1)
Net interest income	$1,984	$1,954	$2,003
Non-interest income	664	612	704
Total revenue	2,648	2,566	2,707
Provision for credit losses(2)	215	330	250
Non-interest expenses(3)	1,198	1,180	1,228
Income tax expense	320	274	321
Net income	$915	$782	$908
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$915	$782	$908
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Includes adjustment for Allowance for credit losses – Additional scenario of $71 in the first quarter of 2020.
(3)	Includes adjustment for Amortization of acquisition-related intangible assets, excluding software of $6 (October 31, 2020 – $6; January 31, 2020 – $5).

Net income

Q1 2021 vs Q1 2020

Net income attributable to equity holders was $911 million, an increase of $59 million or 7%. Adjusted net income was $915 million, an increase of $7 million or 1%. Lower provision for credit losses and non-interest expenses, were partly offset by lower non-interest income and net interest income.

Scotiabank First Quarter Report 2021    11

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2021 vs Q4 2020

Net income attributable to equity holders increased $133 million or 17%. The increase was due primarily to lower provision for credit losses, higher non-interest income and net interest income, partly offset by higher non-interest expenses.

Average assets

Q1 2021 vs Q1 2020

Average assets increased $14 billion or 4% to $368 billion. The growth included $16 billion or 7% in residential mortgages and $3 billion or 5% in business loans and acceptances, partially offset by declines of $2 billion or 3% in personal loans and $2 billion or 20% in credit cards.

Q1 2021 vs Q4 2020

Average assets of $368 billion were up $6 billion or 2%. The growth included $6 billion or 2% in residential mortgages and $1 billion or 1% in business loans and acceptances, partially offset by declines in personal loans and credit cards.

Average liabilities

Q1 2021 vs Q1 2020

Average liabilities increased $43 billion or 16%, including growth of $21 billion or 27% in non-personal deposits and $20 billion or 12% in personal deposits.

Q1 2021 vs Q4 2020

Average liabilities increased $11 billion or 4%, including growth of $7 billion or 7% in non-personal deposits and $4 billion or 2% in personal deposits.

Total revenue

Q1 2021 vs Q1 2020

Revenues were $2,648 million, down $59 million or 2%. The decrease was due primarily to lower non-interest income and lower net interest income driven by margin compression, partially offset by solid asset and deposit growth.

Q1 2021 vs Q4 2020

Revenues increased $82 million or 3%, due primarily to higher non-interest income and higher net interest income driven by solid asset and deposit growth.

Net interest income

Q1 2021 vs Q1 2020

Net interest income of $1,984 million decreased $19 million or 1%, due primarily to margin compression partly offset by solid volume growth. The net interest margin declined 10 basis points to 2.26%, primarily driven by changes in business mix and Bank of Canada interest rate cuts.

Q1 2021 vs Q4 2020

Net interest income increased $30 million or 1%, driven by volume growth. The margin of 2.26% was in line with the prior quarter.

Non-interest income

Q1 2021 vs Q1 2020

Non-interest income of $664 million decreased $40 million or 6%. The decline was due primarily to lower banking fees mainly as a result of a decline in economic activity and transaction volumes, and lower foreign exchange and insurance revenues, partially offset by higher mutual fund fees.

Q1 2021 vs Q4 2020

Non-interest income increased $52 million or 9% due primarily to higher banking fees, mutual fund fees, and income from associated corporations.

Provision for credit losses

Q1 2021 vs Q1 2020

The provision for credit losses was $215 million, compared to $321 million, a decrease of $106 million or 33%. Adjusted provision for credit losses decreased by $35 million. The provision for credit losses ratio decreased 13 basis points to 23 basis points, and adjusted provision for credit losses ratio decreased by five basis points.

Provision on impaired loans was $214 million, down $48 million. Adjusted provision on impaired loans was down $44 million due to lower retail provisions driven by lower delinquencies. The provision for credit losses ratio on impaired loans was 23 basis points, a decrease of seven basis points, and adjusted provision for credit losses ratio on impaired loans decreased by six basis points.

Provision on performing loans was $1 million, a decrease of $58 million. Adjusted provision on performing loans was up $9 million due to higher retail and commercial provisions.

12    Scotiabank First Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2021 vs Q4 2020

The provision for credit losses was $215 million, compared to $330 million, down $115 million or 35%. The provision for credit losses ratio decreased 14 basis points to 23 basis points.

Provision on impaired loans was $214 million compared to $238 million, down $24 million or 10% due primarily to lower commercial provisions. The provision for credit losses ratio on impaired loans was 23 basis points, a decrease of four basis points.

Provision on performing loans was $1 million, compared to $92 million, a decrease of $91 million. Retail provisions decreased by $48 million while commercial provisions decreased $43 million, due primarily to the more favourable macroeconomic outlook.

Non-interest expenses

Q1 2021 vs Q1 2020

Non-interest expenses were $1,204 million, down $29 million or 2%, driven mainly by lower personnel, advertising and business travel costs, partially offset by higher technology costs to support business development.

Q1 2021 vs Q4 2020

Non-interest expenses were up $18 million or 2%, due largely to higher technology costs to support business development and seasonally higher personnel costs.

Taxes

The effective tax rate was 25.9% compared to 26.1% in the prior year and 26.0% in the prior quarter.

International Banking(1)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2021	October 31 2020	January 31 2020
Reported Results
Net interest income	$1,788	$1,785	$2,005
Non-interest income(2)(3)	773	763	980
Total revenue	2,561	2,548	2,985
Provision for credit losses	525	736	580
Non-interest expenses	1,402	1,424	1,664
Income tax expense	157	55	159
Net income	$477	$333	$582
Net income attributable to non-controlling interest in subsidiaries	$88	$70	$64
Net income attributable to equity holders of the Bank	$389	$263	$518
Other financial data and measures
Return on equity	8.5%	5.6%	10.6%
Net interest margin(4)	4.03%	3.97%	4.51%
Provision for credit losses – performing (Stage 1 and 2)	$(3)	$175	$44
Provision for credit losses – impaired (Stage 3)	$528	$561	$536
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	1.49%	2.07%	1.57%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	1.50%	1.58%	1.45%
Net write-offs as a percentage of average net loans and acceptances (annualized)	1.27%	1.06%	1.47%
Average assets ($ billions)	$199	$202	$203
Average liabilities ($ billions)	$153	$153	$151
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended January 31, 2021 – $49 (October 31, 2020 – $38; January 31, 2020 – $93).
(3)	Includes one additional month of earnings relating to Mexico of $50 (after tax and NCI-$37) in the first quarter of 2020.
(4)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2021	October 31 2020	January 31 2020
Adjusted Results(1)
Net interest income	$1,788	$1,785	$2,005
Non-interest income	773	763	980
Total revenue	2,561	2,548	2,985
Provision for credit losses(2)	525	736	503
Non-interest expenses(3)(4)	1,389	1,397	1,581
Income tax expense	161	62	202
Net income	$486	$353	$699
Net income attributable to non-controlling interest in subsidiaries	$88	$70	$84
Net income attributable to equity holders of the Bank	$398	$283	$615
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Includes adjustment for Allowance for credit losses – Additional scenario of $77 in the first quarter of 2020.
(3)	Includes adjustment for Integration costs of $16 in the fourth quarter of 2020 and $71 in the first quarter of 2020.
(4)	Includes adjustment for Amortization of acquisition-related intangible assets, excluding software of $13 (October 31, 2020 – $11; January 31, 2020 – $12).

Scotiabank First Quarter Report 2021    13

MANAGEMENT’S DISCUSSION & ANALYSIS

(Unaudited) ($ millions)	For the three months ended
(Taxable equivalent basis)	January 31, 2020(1)
Impact of Divested Operations
Net interest income	$69
Non-interest income	61
Total revenue	130
Provision for credit losses	3
Non-interest expenses	53
Income tax expense	15
Net income	$59
Net income attributable to non-controlling interest in subsidiaries	$–
Net income attributable to equity holders of the Bank – relating to divested operations	$59
(1)	The impact of divested operations is nil for the three months ended January 31, 2021 and October 31, 2020.

Net income

Q1 2021 vs Q1 2020

Net income attributable to equity holders was $389 million, a decrease of $129 million or 25%. Adjusted net income attributable to equity holders was $398 million, a decrease of $217 million or 35%. The impact of divested operations represents 7% of this decrease with the remaining decline primarily related to lower net interest income, non-interest income, higher provision for credit losses and the benefit of one additional month of earnings from the Alignment of the reporting period of Mexico with the Bank (“Alignment of reporting period”) in the prior year, partially offset by lower non-interest expenses.

Q1 2021 vs Q4 2020

Net income attributable to equity holders increased by $126 million or 48%. Adjusted net income attributable to equity holders increased $115 million or 41%. The increase was due primarily to lower provision for credit losses and non-interest expenses, and higher non-interest income, partially offset by higher income taxes.

Financial Performance on an Adjusted and Constant Dollar Basis

The discussion below on the results of operations is on an adjusted and constant dollar basis. Constant dollar basis excludes the impact of foreign currency translation, which is a non-GAAP financial measure (refer to Non-GAAP Measures). The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance. Ratios are on a reported basis.

International Banking(1)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2021	October 31 2020	January 31 2020
Constant dollars - Adjusted
Net interest income(2)	$1,788	$1,790	$1,893
Non-interest income(3)	773	758	939
Total revenue	2,561	2,548	2,832
Provision for credit losses	525	739	477
Non-interest expenses	1,389	1,410	1,500
Income tax expense	161	57	190
Net income	$486	$342	$665
Net income attributable to non-controlling interest in subsidiaries	$88	$71	$81
Net income attributable to equity holders of the Bank	$398	$271	$584
Other financial data and measures
Average assets ($ billions)	$199	$203	$195
Average liabilities ($ billions)	$153	$154	$145
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Includes one additional month of earnings relating to Mexico of $50 (after tax and NCI $40) in the first quarter of 2020.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended January 31, 2021 – $49 (October 31, 2020 – $39; January 31, 2020 – $95).

Net income

Q1 2021 vs Q1 2020

Net income attributable to equity holders was $389 million, a decrease of $101 million or 21%. Adjusted net income attributable to equity holders was $398 million, a decrease of $186 million or 32%. The impact of divested operations represents 8% of this decrease with the remaining decline primarily related to lower net interest income, non-interest income, higher provision for credit losses and the benefit of the Alignment of the reporting period in the prior year, partially offset by lower non-interest expenses.

14    Scotiabank First Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2021 vs Q4 2020

Net income attributable to equity holders increased by $137 million or 54%. Adjusted net income attributable to equity holders increased $127 million or 47%. The increase was primarily related to lower provision for credit losses and non-interest expenses, and higher non-interest income, partially offset by higher income taxes.

Average assets

Q1 2021 vs Q1 2020

Average assets of $199 billion increased by $4 billion or 2%. Total loans declined by 1% or increased by 2% excluding the impact of divested operations. This increase is due to growth in commercial loans. In addition, average assets increased due to higher deposits with central banks and investment securities.

Q1 2021 vs Q4 2020

Average assets decreased $3 billion or 2%. Total loans declined by 2% driven primarily by 3% decrease in commercial loans mainly in Latin America.

Average liabilities

Q1 2021 vs Q1 2020

Average liabilities of $153 billion increased $8 billion or 5% driven by higher funding from central banks. Total deposits declined by 1% driven by a 2% decline in retail deposits. The negative impact of divested operations on total deposit growth was 5%.

Q1 2021 vs Q4 2020

Average liabilities decreased $1 billion or 1% driven by a decline in total deposits of 2% primarily in Latin America. Non-personal deposits declined 4% while retail deposit growth was 2%.

Total revenue

Q1 2021 vs Q1 2020

Revenues were $2,561 million, a decrease of $271 million, or 10% of which 5% is attributed to the impact of divested operations. The remaining decline was due to lower net interest income in the Caribbean and Central America, lower banking and credit card fees due to the slow-down in consumer activity, and the Alignment of the reporting period in the prior year.

Q1 2021 vs Q4 2020

Revenues increased by $13 million or 1% driven primarily by non-interest income from higher banking and credit card fees and higher trading revenues, partially offset by lower investment gains.

Net interest income

Q1 2021 vs Q1 2020

Net interest income was $1,788 million, down 6% or 2% excluding the impact of divested operations. The decline was due to margin compression. The net interest margin reduced 48 basis points due primarily to the impact of rate reductions across the footprint, changes in business mix, and increased volume of high quality liquid assets.

Q1 2021 vs Q4 2020

Net interest income was stable quarter over quarter. An increase of net interest margin of six basis points was driven mainly by lower funding costs, offset by lower volumes.

Non-interest income

Q1 2021 vs Q1 2020

Non-interest income was $773 million, down 18% or 12% excluding the impact of divested operations. The decline was driven primarily by the benefit of the Alignment of reporting period in the prior year, and lower banking and card fees due to the slow-down in consumer activity.

Q1 2021 vs Q4 2020

Non-interest income increased $15 million or 2% due mainly to higher banking fees and higher trading revenues, partially offset by lower investment gains.

Provision for credit losses

Q1 2021 vs Q1 2020

The provision for credit losses was $525 million, compared to $550 million, down $25 million or 5%. Adjusted provision for credit losses was up $48 million due to higher commercial and retail provisions in Peru. The provision for credit losses ratio decreased eight basis points to 149 basis points, and adjusted provision for credit losses ratio increased by 13 basis points.

Scotiabank First Quarter Report 2021    15

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision on impaired loans increased $19 million to $528 million. Adjusted provision on impaired loans was up $46 million due primarily to higher commercial and retail provisions in Peru. The provision for credit losses ratio on impaired loans was 150 basis points, an increase of five basis points, while adjusted provision for credit losses ratio increased by 13 basis points.

Provision on performing loans was a net reversal of $3 million, down $45 million. Adjusted provision on performing loans was up $2 million.

Q1 2021 vs Q4 2020

The provision for credit losses was $525 million, compared to $739 million, down $214 million or 29%. The provision for credit losses ratio decreased 58 basis points to 149 basis points.

Provision on impaired loans decreased $37 million to $528 million, down 7% due to lower commercial provisions partially offset by higher retail provisions driven by credit migration in Peru. The provision for credit losses ratio on impaired loans was 150 basis points, a decrease of eight basis points.

Provision on performing loans was a net reversal of $3 million, compared to $174 million, a decrease of $178 million of which $138 million related to retail and $40 million related to commercial banking. The decrease was due primarily to a more favourable macroeconomic outlook this period.

Non-interest expenses

Q1 2021 vs Q1 2020

Non-interest expenses were $1,402 million, down 11%. On an adjusted basis, non-interest expenses decreased 7% or 4% excluding the impact of divested operations. The decline was driven by lower salary and benefits, and premises and technology costs related to efficiency initiatives and synergies.

Q1 2021 vs Q4 2020

Non-interest expenses decreased 2% due primarily to lower personnel costs and efficiency initiatives.

Taxes

Q1 2021 vs Q1 2020

The effective tax rate for the quarter was 24.8% compared to 21.5%. On an adjusted basis, the effective tax rate for the quarter was 24.9% compared to 22.5% last year, due primarily to changes in earnings mix.

Q1 2021 vs Q4 2020

The effective tax rate for the quarter was 24.8% compared to 14.2%. On an adjusted basis, the effective tax rate for the quarter was 24.9% compared to 15.0% last quarter, due primarily to inflation adjustments and higher income in higher tax rate jurisdictions.

Global Wealth Management(1)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2021	October 31 2020	January 31 2020
Reported Results
Net interest income	$155	$144	$141
Non-interest income	1,235	1,021	1,016
Total revenue	1,390	1,165	1,157
Provision for credit losses	4	3	1
Non-interest expenses	817	726	737
Income tax expense	148	111	110
Net income	$421	$325	$309
Net income attributable to non-controlling interest in subsidiaries	$3	$2	$3
Net income attributable to equity holders of the Bank	$418	$323	$306
Other financial data and measures
Return on equity	17.6%	13.9%	13.2%
Assets under administration ($ billions)	$546	$502	$497
Assets under management ($ billions)	$314	$292	$298
Average assets ($ billions)	$27	$27	$25
Average liabilities ($ billions)	$42	$40	$35
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

16    Scotiabank First Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2021	October 31 2020	January 31 2020
Adjusted Results(1)
Net interest income	$155	$144	$141
Non-interest income	1,235	1,021	1,016
Total revenue	1,390	1,165	1,157
Provision for credit losses(2)	4	3	–
Non-interest expenses(3)(4)	808	713	722
Income tax expense	150	114	114
Net income	$428	$335	$321
Net income attributable to non-controlling interest in subsidiaries	$3	$2	$3
Net income attributable to equity holders of the Bank	$425	$333	$318
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Includes adjustment for Allowance for credit losses—Additional scenario of $1 in the first quarter of 2020.
(3)	Includes adjustment for Integration costs of $4 in the fourth quarter of 2020 and $5 in the first quarter of 2020.
(4)	Includes adjustment for Amortization of acquisition-related intangible assets, excluding software of $9 (October 31, 2020—$9; January 31, 2020—$10).

Net income

Q1 2021 vs Q1 2020

Net income attributable to equity holders was $418 million, an increase of $112 million or 37%. Adjusted net income was $425 million, up 34%. This increase is due primarily to higher mutual fund fees, brokerage revenues, and elevated performance fees, partially offset by higher non-interest expenses. The Bank earns a performance fee on certain Dynamic Funds that represent less than 3% of total AUM. Performance fees earned are recorded in the first quarter of each year. The Bank recognized $62 million in net performance fees this quarter, as a result of outperforming the funds’ benchmark in 2020.

Q1 2021 vs Q4 2020

Net income attributable to equity holders increased $95 million or 29%. Adjusted net income increased $92 million or 28% due primarily to higher mutual fund fees, brokerage revenues and elevated performance fees, partially offset by higher non-interest expenses.

Assets under management (AUM) and assets under administration (AUA)

Q1 2021 vs Q1 2020

Assets under management of $314 billion increased $16 billion or 5%, while assets under administration of $546 billion increased $49 billion or 10%. The growth in AUM and AUA was due primarily to higher net sales and market appreciation.

Q1 2021 vs Q4 2020

Assets under management increased $22 billion or 8%, and assets under administration increased by $45 billion or 9%, due to higher net sales and market appreciation.

Total revenue

Q1 2021 vs Q1 2020

Revenues were $1,390 million, up $233 million or 20% due primarily to higher mutual fund fees, brokerage revenues from higher customer activity, and elevated performance fees.

Q1 2021 vs Q4 2020

Revenues were up $225 million or 19%, due primarily to higher mutual fund fees, brokerage revenues from higher customer activity, and elevated performance fees.

Provision for credit losses

Q1 2021 vs Q1 2020

The provision for credit losses was $4 million compared to $1 million. The provision for credit losses ratio was 11 basis points.

Q1 2021 vs Q4 2020

The provision for credit losses was $4 million compared to $3 million. The provision for credit losses ratio was 11 basis points.

Non-interest expenses

Q1 2021 vs Q1 2020

Non-interest expenses of $817 million were up $80 million or 11%, largely due to higher variable compensation driven by higher performance fees, and technology costs to support business initiatives, partly offset by lower travel and business development expenses.

Scotiabank First Quarter Report 2021    17

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2021 vs Q4 2020

Non-interest expenses were up $91 million or 13%, largely due to higher variable compensation driven by higher performance fees.

Taxes

The effective tax rate was 26.0% compared to 26.2% in the prior year and slightly higher than 25.6% in the prior quarter.

Global Banking and Markets(1)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2021	October 31 2020	January 31 2020
Reported Results
Net interest income	$358	$350	$325
Non-interest income	978	860	842
Total revenue	1,336	1,210	1,167
Provision for credit losses	20	62	24
Non-interest expenses	614	583	654
Income tax expense	159	105	117
Net income	$543	$460	$372
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$543	$460	$372
Other financial data and measures
Return on equity	17.3%	14.6%	11.5%
Provision for credit losses – performing (Stage 1 and 2)	$5	$28	$(12)
Provision for credit losses – impaired (Stage 3)	$15	$34	$36
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	0.08%	0.24%	0.09%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	0.06%	0.13%	0.14%
Net write-offs as a percentage of average net loans and acceptances	0.10%	0.10%	0.11%
Average assets ($ billions)	$395	$389	$411
Average liabilities ($ billions)	$387	$387	$337
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2021	October 31 2020	January 31 2020
Adjusted Results(1)
Net interest income	$358	$350	$325
Non-interest income(2)	978	860	944
Total revenue	1,336	1,210	1,269
Provision for credit losses(3)	20	62	18
Non-interest expenses	614	583	654
Income tax expense	159	105	146
Net income	$543	$460	$451
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$543	$460	$451
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Includes adjustment for derivatives valuation of $102 in the first quarter of 2020.
(3)	Includes adjustment for Allowance for credit losses – Additional scenario of $6 in the first quarter of 2020.

Net income

Q1 2021 vs Q1 2020

Net income attributable to equity holders was $543 million, an increase of $171 million or 46%. Adjusted net income attributable to equity holders increased by $92 million or 20%. This was due to higher net interest income and non-interest income, and lower non-interest expenses, partly offset by higher provision for credit losses.

Q1 2021 vs Q4 2020

Net income attributable to equity holders increased by $83 million or 18%. This was due mainly to higher net interest income and non-interest income, lower provision for credit losses, partly offset by higher non-interest expenses.

Average assets

Q1 2021 vs Q1 2020

Average assets were $395 billion, a decrease of $16 billion or 4% due mainly to decreases in loans, securities purchased under resale agreements and the impact of foreign currency translation.

18    Scotiabank First Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2021 vs Q4 2020

Average assets increased $6 billion or 2% due mainly to an increase in trading assets and the impact of foreign currency translation.

Average liabilities

Q1 2021 vs Q1 2020

Average liabilities of $387 billion were higher by $50 billion or 15%, due to strong growth in deposits of 33%, as well as growth in derivative-related liabilities.

Q1 2021 vs Q4 2020

Average liabilities remained in line with prior quarter.

Total revenue

Q1 2021 vs Q1 2020

Revenues were $1,336 million, an increase of $169 million or 15%. Adjusted revenues increased $67 million or 5% due primarily to higher non-interest income driven by trading revenues and higher net interest income.

Q1 2021 vs Q4 2020

Revenues increased by $126 million or 10% due mainly to higher trading revenues and higher net interest income.

Net interest income

Q1 2021 vs Q1 2020

Net interest income was $358 million, an increase of $33 million or 10%. The increase was due mainly to strong growth in deposits and higher loan origination fees.

Q1 2021 vs Q4 2020

Net interest income increased by $8 million or 2%. The increase was due mainly to higher lending margins and loan origination fees, partly offset by lower loan volumes.

Non-interest income

Q1 2021 vs Q1 2020

Non-interest income was $978 million, an increase of $136 million or 16% from the prior year. Adjusted non-interest income increased $34 million or 4% due mainly to growth in fixed income and equities trading-related revenues.

Q1 2021 vs Q4 2020

Non-interest income increased by $118 million or 14% due mainly to an increase in trading-related revenues and higher advisory fees, partly offset by the negative impact of foreign currency translation.

Provision for credit losses

Q1 2021 vs Q1 2020

The provision for credit losses was $20 million, compared to $24 million. Adjusted provision for credit losses increased by $2 million. The provision for credit losses ratio decreased one basis point to eight basis points, and adjusted provision for credit losses ratio increased by one basis point.

Provision on impaired loans was $15 million, compared to $36 million, down $21 million due to lower formations this quarter. The provision for credit losses ratio on impaired loans was six basis points, a decrease of eight basis points.

Provision on performing loans was $5 million, compared to a net reversal of $12 million, an increase of $17 million. Adjusted provision on performing loans increased $23 million as credit quality migration in industries most impacted by the COVID-19 pandemic were partially offset by the more favourable macroeconomic outlook.

Q1 2021 vs Q4 2020

The provision for credit losses was $20 million, compared to $62 million, a decrease of $42 million or 68%. The provision for credit losses ratio decreased 16 basis points to eight basis points.

Provision on impaired loans was $15 million, compared to $34 million, down $19 million, due to lower formations this quarter. The provision for credit losses ratio on impaired loans decreased seven basis points to six basis points.

Provision on performing loans was $5 million, a decrease of $23 million. The decrease was driven primarily due to stable portfolio quality and the more favourable macroeconomic outlook.

Scotiabank First Quarter Report 2021    19

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest expenses

Q1 2021 vs Q1 2020

Non-interest expenses of $614 million decreased $40 million or 6%. The decrease was driven primarily by lower personnel costs and lower advertising and business development expenses.

Q1 2021 vs Q4 2020

Non-interest expenses increased $31 million or 5% due mainly to seasonally higher share-based compensation for employees that are eligible to retire.

Taxes

Q1 2021 vs Q1 2020

The effective tax rate for the quarter was 22.6%, compared to 24.0% or 24.4% on an adjusted basis, due mainly to the change in earnings mix across jurisdictions.

Q1 2021 vs Q4 2020

The effective tax rate for the quarter was 22.6%, compared to 18.5% in the prior quarter. The increase was due mainly to changes in the earnings mix across jurisdictions.

Other(1)(2)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2021	October 31 2020	January 31 2020
Reported Results
Net interest income(3)	$66	$25	$(82)
Non-interest income(3)(4)	71	(9)	207
Total revenue	137	16	125
Provision for credit losses	–	–	–
Non-interest expenses	171	138	130
Income tax expense(3)	(80)	(125)	(216)
Net income	$46	$3	$211
Net income attributable to non-controlling interest in subsidiaries	$(1)	$–	$(28)
Net income attributable to equity holders	$47	$3	$239
Other measures
Average assets ($ billions)	$166	$159	$124
Average liabilities ($ billions)	$196	$195	$262
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.

(3)

Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes of $69 (October 31, 2020 – $67; January 31, 2020 – $68) to arrive at the amounts reported in the Consolidated Statement of Income.

(4)

Income (on a taxable equivalent basis) from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies of $(15) (October 31, 2020 – $(7); January 31, 2020 – $(25)).

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2021	October 31 2020	January 31 2020
Adjusted Results(1)
Net interest income	$66	$25	$(82)
Non-interest income(2)(3)	71	(9)	(47)
Total revenue	137	16	(129)
Provision for credit losses	–	–	–
Non-interest expenses(3)(4)	171	130	80
Income tax expense	(80)	(122)	(174)
Net income	$46	$8	$(35)
Net income attributable to non-controlling interest in subsidiaries	$(1)	$–	$–
Net income attributable to equity holders	$47	$8	$(35)
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Includes adjustment for derivatives valuation of $14 in the first quarter of 2020.
(3)	Includes adjustment for Net (gain)/loss on divestitures of $8 in the fourth quarter of 2020 and $(262) in the first quarter of 2020.
(4)	Includes adjustment for software impairment charge of $44 in the first quarter of 2020.

The Other segment includes Group Treasury, smaller operating segments, net gain or loss on divestitures and other corporate items which are not allocated to a business line.

Net interest income, non-interest income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis.

20    Scotiabank First Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q1 2021 vs Q1 2020

Net income attributable to equity holders was $47 million, a decrease of $192 million. Adjusted net income attributable to equity holders was $47 million, compared to a net loss of $35 million in the prior year. The increase of $82 million was related to higher contributions from asset/liability management activities and higher investment gains, partly offset by the increased investment in the SCENE loyalty program.

Q1 2021 vs Q4 2020

Net income attributable to equity holders increased $44 million, or $39 million on an adjusted basis. The improvement was due mainly to higher contributions from asset/liability management activities, partly offset by the increased investment in the SCENE loyalty program.

Geographic Highlights

	For the three months ended January 31, 2021
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,272	$177	$452	$356	$375	$192	$366	$161	$4,351
Non-interest income	2,411	242	170	151	180	104	163	300	3,721
Total revenue	4,683	419	622	507	555	296	529	461	8,072
Provision for credit losses	229	2	102	223	67	63	60	18	764
Non-interest expenses	2,365	230	322	179	250	175	357	330	4,208
Income tax expense	458	29	52	23	56	17	28	39	702
Net income	1,631	158	146	82	182	41	84	74	2,398
Net income attributable to non-controlling interests in subsidiaries	–	–	3	(3)	52	19	19	–	90
Net income attributable to equity holders of the Bank	$1,631	$158	$143	$85	$130	$22	$65	$74	$2,308
Adjusted results
Adjustments	9	–	–	3	5	–	1	2	20
Adjusted net income (loss) attributable to equity holders of the Bank	$1,640	$158	$143	$88	$135	$22	$66	$76	$2,328
Average Assets ($ billions)	$700	$149	$41	$29	$53	$13	$31	$139	$1,155

	For the three months ended October 31, 2020
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,192	$188	$412	$408	$344	$186	$378	$150	$4,258
Non-interest income	1,938	247	181	146	153	105	183	294	3,247
Total revenue	4,130	435	593	554	497	291	561	444	7,505
Provision for credit losses	353	28	114	298	100	132	71	35	1,131
Non-interest expenses	2,218	202	347	188	234	171	376	321	4,057
Income tax expense	313	8	35	10	24	(5)	21	12	418
Net income	1,246	197	97	58	139	(7)	93	76	1,899
Net income attributable to non-controlling interests in subsidiaries	–	–	2	7	47	(8)	24	–	72
Net income attributable to equity holders of the Bank	$1,246	$197	$95	$51	$92	$1	$69	$76	$1,827
Adjusted results
Adjustments	18	–	–	1	5	–	12	3	39
Adjusted net income (loss) attributable to equity holders of the Bank	$1,264	$197	$95	$52	$97	$1	$81	$79	$1,866
Average Assets ($ billions)	$695	$149	$41	$31	$52	$13	$32	$127	$1,140

Scotiabank First Quarter Report 2021    21

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended January 31, 2020
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,097	$159	$433	$435	$353	$223	$495	$197	$4,392
Non-interest income	2,048	345	239	181	204	123	229	380	3,749
Total revenue	4,145	504	672	616	557	346	724	577	8,141
Provision for credit losses	342	3	106	114	128	88	119	26	926
Non-interest expenses	2,267	249	334	228	281	248	450	361	4,418
Income tax expense	188	58	58	70	30	(5)	32	40	471
Net income	1,348	194	174	204	118	15	123	150	2,326
Net income attributable to non-controlling interests in subsidiaries	(29)	–	4	10	31	4	19	–	39
Net income attributable to equity holders of the Bank	$1,377	$194	$170	$194	$87	$11	$104	$150	$2,287
Adjusted results
Adjustments	(128)	–	7	3	30	10	42	6	(30)
Adjusted net income (loss) attributable to equity holders of the Bank	$1,249	$194	$177	$197	$117	$21	$146	$156	$2,257
Average Assets ($ billions)	$650	$164	$40	$29	$49	$13	$39	$134	$1,118

Quarterly Financial Highlights

	For the three months ended
(Unaudited) ($ millions)	January 31 2021(1)	October 31 2020(1)	July 31 2020(1)	April 30 2020(1)	January 31 2020(1)	October 31 2019	July 31 2019	April 30 2019
Reported results
Net interest income	$4,351	$4,258	$4,253	$4,417	$4,392	$4,336	$4,374	$4,193
Non-interest income	3,721	3,247	3,481	3,539	3,749	3,632	3,285	3,610
Total revenue	$8,072	$7,505	$7,734	$7,956	$8,141	$7,968	$7,659	$7,803
Provision for credit losses	764	1,131	2,181	1,846	926	753	713	873
Non-interest expenses	4,208	4,057	4,018	4,363	4,418	4,311	4,209	4,046
Income tax expense	702	418	231	423	471	596	753	625
Net income	$2,398	$1,899	$1,304	$1,324	$2,326	$2,308	$1,984	$2,259
Basic earnings per share ($)	1.87	1.44	1.10	1.03	1.86	1.76	1.51	1.74
Diluted earnings per share ($)	1.86	1.42	1.04	1.00	1.84	1.73	1.50	1.73
Core banking margin (%)(2)	2.27	2.22	2.10	2.35	2.45	2.40	2.45	2.45
Effective tax rate (%)	22.7	18.0	15.1	24.2	16.8	20.5	27.5	21.7
Adjusted results(2):
Adjusted net income	$2,418	$1,938	$1,308	$1,371	$2,344	$2,400	$2,455	$2,263
Adjusted diluted earnings per share	$1.88	$1.45	$1.04	$1.04	$1.83	$1.82	$1.88	$1.70

(1)	The amounts for 2021 and 2020 have been prepared in accordance with IFRS 16; prior period amounts have not been restated.
(2)	Refer to page 4 for a discussion of Non-GAAP Measures.

Trending analysis

After initial reductions in net income, due to the impact of the COVID-19 pandemic, earnings have been trending upwards. Results this quarter increased both quarter over quarter and year over year. The results in 2020 were negatively impacted by the COVID-19 pandemic which resulted in significantly higher provision for credit losses and lower personal and commercial revenue, partly offset by strong capital markets results. The Bank reported strong net income in the prior periods, with solid growth in revenue, prudent expense management, and stable loan loss provisions, partly offset by the impact of divestitures.

Canadian Banking income has generally increased over the period, driven by steady growth in retail and commercial loans. Results in 2020 reflected the impact of the COVID-19 pandemic, with higher loan loss provisions, lower fee revenue and lower net interest margins due to the spread compression in a lower interest rate environment.

International Banking results in the recent quarters were negatively impacted by the COVID-19 pandemic, reflecting significantly higher loan loss provisions, margin contraction and lower non-interest income, and the impact from divestitures. These were partially offset by lower expenses driven by effective cost management initiatives. The continuing pandemic has caused ongoing pressure on International results, although there has been improvement in recent quarters.

Global Banking & Markets results are mainly driven by market conditions that impact client activity in the corporate and investment banking and capital markets businesses. The strong revenue in the most recent quarters was largely driven by higher trading revenue. Capital markets businesses, especially fixed income trading, benefited from the market opportunities created by the COVID-19 pandemic. This was partly offset by higher provision for credit losses, but this has mitigated in recent quarters.

22    Scotiabank First Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Wealth Management has delivered steady earnings growth over the past eight quarters. Revenue increase was driven by strong market activity in the Canadian asset management and wealth advisory businesses. Expenses were down in the prior year, resulting from a strong focus on expense management.

Provision for credit losses

The provision for credit losses increased significantly in 2020 due largely to the COVID-19 impact on the macro-economic outlook, and its estimated future impact on credit migration. This was due primarily to higher provisions on performing loans in the International Banking and Canadian Banking retail portfolios. This trend has been improving in the last two quarters.

Non-interest expenses

Non-interest expenses steadily declined in the second half of the previous year reflecting solid expense control during the COVID-19 pandemic. In the prior periods, non-interest expenses generally trended upwards mostly from the ongoing impact of acquisitions, to support business growth, and the Bank’s investments in technology, regulatory and strategic initiatives.

Income taxes

The effective tax rate was 22.7% this quarter and averaged 20.8% over the period, with a range of 15.1% to 27.5%. Effective tax rates were impacted by divestitures, varying levels of provision for credit losses and net income earned in foreign jurisdictions, as well as the variability of tax-exempt dividend income.

Financial Position

The Bank’s total assets as at January 31, 2021 were $1,164 billion, up $28 billion or 2% from October 31, 2020. This increase was primarily in cash and deposits with financial institutions and trading securities, partially offset by decreases in investment securities. Cash and deposits with financial institutions increased $13 billion due primarily to higher balances on deposit with central banks. Trading securities increased $25 billion due primarily to higher client demand. Investment securities decreased $12 billion from October 31, 2020 due primarily to lower holdings of Canadian federal, provincial and U.S. government debt in the liquidity portfolio. As at January 31, 2021, the net unrealized gain on debt securities measured at fair value through other comprehensive income was $381 million, after the impact of qualifying hedges. Loan balances were $604 billion, consistent with October 31, 2020. Residential mortgages increased $6 billion primarily in Canada. This was substantially offset by lower personal loans and credit cards of $3 billion from decreased customer activity and the foreign currency translation impact on business and government loans.

Total liabilities were $1,093 billion as at January 31, 2021, up $27 billion or 3% from October 31, 2020. This increase was primarily in deposits and obligations related to securities sold short. Total deposits increased $18 billion. Personal deposits grew by $3 billion due primarily to growth in Canada. Business and government deposits grew by $12 billion due mainly to corporate clients maintaining higher liquidity and to support funding requirements. Deposits from financial institutions increased $3 billion due mainly to higher demand. Obligations related to securities sold short increased by $8 billion due mainly to higher trading and client activity.

Total shareholders’ equity increased $634 million from October 31, 2020. The increase was driven by current year earnings of $2,398 million and the revaluation of the Bank’s employee benefit plans of $470 million. This was partially offset by dividends paid of $1,134 million and a decrease of $1,026 million in the cumulative foreign currency translation amount.

Risk Management

The Bank’s risk management policies and practices have not substantially changed from those outlined in the Bank’s 2020 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2020 Annual Report.

Significant developments that took place during this quarter are as follows:

Credit risk

Allowance for credit losses

IFRS 9 Financial Instruments, requires the consideration of past events, current conditions and reasonable and supportable forward-looking information over the life of the exposure to measure expected credit losses. Furthermore, to assess significant increases in credit risk, IFRS 9 requires that entities assess changes in the risk of a default occurring over the expected life of a financial instrument when determining staging.

The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs as further described below. Expert credit judgement may be made in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors. Expert credit judgement was applied to consider the exceptional circumstances of COVID-19, including consideration of the significant government assistance programs, both domestically and internationally, in the assessment of underlying credit deterioration and migration of balances to progressive stages. Consistent with requirements of IFRS 9, the Bank considered both quantitative and qualitative information in the assessment of a significant increase in risk.

The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic scenarios) as key inputs into the expected credit loss provisioning models. In these scenarios the Bank considered economic recovery time periods ranging from more immediate (V shape), mid-term (W shape) to longer-term (L shape) periods. The pessimistic scenario featuring a W-shaped recovery includes a renewed virus-related lockdown with a resulting economic contraction in early 2021 and growth rebounding in mid-year. The more severe pessimistic front loaded scenario, with an L-shaped recovery, also features a contraction in early 2021 with a subdued rebound delayed to 2022.

While the base case scenario expects the overall economy to trace a V-shaped recovery, growth and employment in individual industries are expected to show considerable heterogeneity. Some industries either have already fully recovered or are expected to fully recover over the course of the next few quarters. In contrast, the activity in other industries is expected to remain below the pre-pandemic levels for some time. This industry-level pattern of activity is referred to as a K-shaped recovery, and while not explicitly simulated in the base case scenario, it is incorporated through the consideration of significant increase in risk through expert credit judgement.

Scotiabank First Quarter Report 2021    23

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below shows a comparison of projections for the next 12 months, as at January 31, 2021, and October 31, 2020, of select macroeconomic variables that impact the expected credit loss calculations (see page 55 for all key variables):

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Pessimistic Front Loaded
Next 12 months	As at January 31 2021	As at October 31 2020	As at January 31 2021	As at October 31 2020	As at January 31 2021	As at October 31 2020	As at January 31 2021	As at October 31 2020
Canada
Real GDP growth, y/y % change	4.6	3.1	6.5	4.7	-0.6	-2.0	-6.8	-10.8
Unemployment rate, average %	7.9	7.3	7.4	6.7	10.1	9.9	13.0	14.1
US
Real GDP growth, y/y % change	4.3	2.5	5.7	3.6	0.9	-0.5	-2.9	-7.4
Unemployment rate, average %	6.2	6.3	5.8	6.1	7.4	8.1	8.7	10.5
Global
WTI oil price, average USD/bbl	48	48	54	52	41	42	38	37

The table below shows a quarterly breakdown of the projections for the above macroeconomic variables, as at January 31, 2021 and October 31, 2020, under the base case scenario:

	Base Case Scenario
	Calendar Quarters				Average	Calendar Quarters				Average
Next 12 months	Q1 2021	Q2 2021	Q3 2021	Q4 2021	January 31 2021	Q4 2020	Q1 2021	Q2 2021	Q3 2021	October 31 2020
Canada
Real GDP growth, y/y % change	-2.2	11.8	4.2	4.6	4.6	-3.9	-0.4	12.9	3.7	3.1
Unemployment rate, average %	8.4	8.2	7.7	7.3	7.9	8.1	7.1	6.9	6.9	7.3
US
Real GDP growth, y/y % change	-1.2	10.1	3.8	4.3	4.3	-3.7	-1.1	9.9	4.8	2.5
Unemployment rate, average %	6.1	6.1	6.2	6.3	6.2	7.7	6.6	5.8	5.4	6.3
Global
WTI oil price, average USD/bbl	44	47	49	52	48	45	48	50	51	48

The total allowance for credit losses as at January 31, 2021 was $7,810 million. The allowance for credit losses for loans was $7,590 million, down $49 million from the prior quarter. The decrease was due primarily to lower provision on performing loans driven by the more favourable macroeconomic outlook.

The allowance on impaired loans increased to $1,994 million from $1,957 million last quarter due primarily to higher provisions in International retail driven by credit migration due to expiry of payment deferrals in Peru and other select markets. The allowance against performing loans was lower at $5,596 million compared to $5,682 million as at October 31, 2020. The decrease was due primarily to lower International retail provisions driven by the more favourable macroeconomic outlook.

Impaired loans

Gross impaired loans increased to $5,279 million as at January 31, 2021, from $5,053 million last quarter. This was due primarily to formations in International retail driven by credit migration from the expiry of payment deferrals in Peru and other select markets, partially offset by lower formations in commercial and corporate portfolios. The gross impaired loan ratio was 84 basis points as at January 31, 2021, an increase of three basis points from last quarter.

Net impaired loans in Canadian Banking were $585 million as at January 31, 2021, an increase of $11 million from October 31, 2020. International Banking’s net impaired loans were $2,499 million as at January 31, 2021, an increase of $236 million from October 31, 2020, mainly driven by higher delinquency and credit migration in Peru and other select markets, partially offset by lower net formations in commercial portfolio. In Global Banking and Markets, net impaired loans were $173 million as at January 31, 2021, a decrease of $68 million from October 31, 2020, due to repayments and write offs net of recoveries during the quarter. In Global Wealth Management, net impaired loans were $28 million as at January 31, 2021, an increase of $10 million from October 31, 2020. Net impaired loans as a percentage of loans and acceptances were 0.52% as at January 31, 2021, an increase of two basis points from 0.50% last quarter.

Overview of loan portfolio

The Bank has a well-diversified portfolio by product, business, and geography. Details of certain portfolios of current focus are highlighted below.

Real estate secured lending

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at January 31, 2021, these loans amounted to $396 billion or 63% of the Bank’s total loans and acceptances outstanding (October 31, 2020 – $393 billion or 63%). Of these, $311 billion or 78% are real estate secured loans (October 31, 2020 – $306 billion or 78%). The tables below provide more details by portfolios.

24    Scotiabank First Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

	As at January 31, 2021
	Residential mortgages						Home equity lines of credit
	Insured (1)		Uninsured		Total		Insured (1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$5,643	2.3%	$5,542	2.2%	$11,185	4.5%	$–	–%	$1,062	5.3%	$1,062	5.3%
Quebec	8,276	3.3	8,862	3.5	17,138	6.8	–	–	937	4.7	937	4.7
Ontario	40,247	16.1	92,532	37.0	132,779	53.1	–	–	11,026	54.7	11,026	54.7
Manitoba & Saskatchewan	5,566	2.2	4,277	1.7	9,843	3.9	–	–	678	3.4	678	3.4
Alberta	18,142	7.2	13,323	5.4	31,465	12.6	1	–	2,702	13.4	2,703	13.4
British Columbia & Territories	13,299	5.3	34,628	13.8	47,927	19.1	–	–	3,730	18.5	3,730	18.5
Canada(3)	$91,173	36.4%	$159,164	63.6%	$250,337	100%	$1	–%	$20,135	100%	$20,136	100%
International	–	–	40,137	100	40,137	100	–	–	–	–	–	–
Total	$91,173	31.4%	$199,301	68.6%	$290,474	100%	$1	–%	$20,135	100%	$20,136	100%
	As at October 31, 2020
Canada(3)	$93,684	38.2%	$151,360	61.8%	$245,044	100%	$1	–%	$20,978	100%	$20,979	100%
International	–	–	39,640	100	39,640	100	–	–	–	–	–	–
Total	$93,684	32.9%	$191,000	67.1%	$284,684	100%	$1	–%	$20,978	100%	$20,979	100%
(1)

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4+ units) of $3,645 (October 31, 2020 – $3,671) of which $2,705 are insured (October 31, 2020 – $2,630).

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

	As at January 31, 2021
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	33.2%	37.7%	27.9%	1.0%	0.2%	100%
International	63.6%	17.5%	14.5%	4.3%	0.1%	100%
	As at October 31, 2020
Canada	33.5%	37.5%	27.6%	1.2%	0.2%	100%
International	64.9%	17.4%	14.4%	3.2%	0.1%	100%

Loan to value ratios

The Canadian residential mortgage portfolio is 64% uninsured (October 31, 2020 – 62%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 52% (October 31, 2020 – 52%).

Scotiabank First Quarter Report 2021    25

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the weighted average LTV ratio for total newly-originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.

	Uninsured LTV ratios
	For the three months ended January 31, 2021
	Residential mortgages	Home equity lines of credit(1)
	LTV%	LTV%
Canada(2)
Atlantic provinces	67.1%	62.8%
Quebec	66.8	70.3
Ontario	64.0	63.5
Manitoba & Saskatchewan	68.0	62.9
Alberta	67.0	72.9
British Columbia & Territories	63.9	63.3
Canada(2)	64.4%	64.3%
International	74.4%	n/a
	For the three months ended October 31, 2020
Canada(2)	64.6%	64.8%
International	73.8%	n/a
(1)

Includes all home equity lines of credit (HELOC). For Scotia Total Equity Plan HELOCs, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

(2)	The province represents the location of the property in Canada.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank undertakes regular stress testing of its mortgage book to determine the impact of various combinations of home price declines and unemployment increases. Those results continue to show that credit losses and impacts on capital ratios are within a level the Bank considers manageable. In addition, the Bank has undertaken extensive all-Bank scenario analyses to assess the impact to the enterprise of different scenarios related to COVID-19 and is confident that it has the financial resources to withstand even a very negative outlook. In practice, the mortgage portfolio is robust to such scenarios due to the low LTV of the book, the high proportion of insured exposures and the diversified composition of the portfolio.

European exposures

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (92% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are certified at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.

The Bank’s exposure to sovereigns was $10.9 billion as at January 31, 2021 (October 31, 2020 – $12.6 billion), $4.2 billion to banks (October 31, 2020 – $4.4 billion) and $15.0 billion to corporates (October 31, 2020 – $14.6 billion).

In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European entities whose parent company is domiciled in Europe of $0.3 billion as at January 31, 2021 (October 31, 2020 – $0.3 billion).

26    Scotiabank First Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s current European exposure is distributed as below:

	As at
	January 31, 2021							October 31, 2020
($ millions)	Loans and loan equivalents(1)	Deposits with financial institutions	Securities(2)	SFT and derivatives(3)	Funded total	Undrawn commitments(4)	Total	Total
Greece	$–	$–	$–	$4	$4	$–	$4	$–
Ireland	1,163	750	(48)	345	2,210	460	2,670	2,608
Italy	44	–	(3)	14	55	205	260	322
Portugal	–	–	–	2	2	–	2	3
Spain	974	1	77	60	1,112	301	1,413	1,390
Total GIIPS	$2,181	$751	$26	$425	$3,383	$966	$4,349	$4,323
U.K.	$7,475	$3,960	$1,293	$3,014	$15,742	$9,076	$24,818	$30,772
Germany	381	247	1,387	89	2,104	951	3,055	3,559
France	1,125	39	714	51	1,929	1,819	3,748	4,168
Netherlands	560	157	774	176	1,667	1,035	2,702	3,106
Switzerland	798	1	(29)	243	1,013	987	2,000	2,018
Other	1,226	128	2,215	663	4,232	2,351	6,583	6,385
Total Non-GIIPS	$11,565	$4,532	$6,354	$4,236	$26,687	$16,219	$42,906	$50,008
Total Europe	$13,746	$5,283	$6,380	$4,661	$30,070	$17,185	$47,255	$54,331
(1)

Individual allowances for credit losses are $11. Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $3,989 as at January 31, 2021 (October 31, 2020 – $4,069).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)

SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $3,472 and collateral held against SFT was $44,459.

(4)

Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	January 31 2021	October 31 2020
Credit spread plus interest rate	$14.5	$12.9
Credit spread	8.4	12.5
Interest rate	14.9	12.9
Equities	9.4	5.5
Foreign exchange	3.1	3.7
Commodities	5.6	6.7
Debt specific	4.1	5.3
Diversification effect	(19.1)	(17.4)
Total VaR	$17.6	$16.7
Total Stressed VaR	$33.8	$31.2

In the first quarter of 2021, the average one-day Total VaR remained relatively flat with less than $1 million quarter-over-quarter change.

The average one-day Total Stressed VaR increased during the quarter to $33.8 million from $31.2 million in the previous quarter. The higher average one-day Total Stressed VaR was mainly due to increasing client facilitation activities in the fixed income business. In Q1 2021, the Stressed VaR was calculated from 2008/2009 credit crisis period.

There were no trading loss days in the current and the previous quarter. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.

Interest rate risk

Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates).

Non-trading interest rate sensitivity

The following table shows the pro-forma after tax impact on the Bank’s net interest income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 basis points increase and decrease in interest rate across major currencies as defined by the Bank. Corresponding with the current low interest rate environment, starting in Q2 2020, the net interest income and economic value for a down shock scenario are measured using 25 basis points decline rather than 100 basis points previously, to account for certain rates being floored at zero. These

Scotiabank First Quarter Report 2021    27

MANAGEMENT’S DISCUSSION & ANALYSIS

calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.

	As at
	January 31, 2021						October 31, 2020
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value
+100 bps	$160	$147	$307	$(233)	$252	$19	$134	$(510)
-25 bps	(41)	(38)	(79)	5	(95)	(90)	(38)	63

During the first quarter of 2021, both interest rate sensitivities remained within the Bank’s approved consolidated limits.

The Bank’s Asset/Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of protecting and enhancing net interest income within established risk tolerances.

The Bank supplements the immediate rate change impact analysis described above with more sophisticated analyses and tools for actual risk management purposes.

Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives captured under trading risk measures are related to the activities of Global Banking and Markets, while derivatives captured under non-trading risk measures comprise those used in asset/liability management and designated in a hedge relationship. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.

Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at January 31, 2021	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$1,107	$1,107	$–	$–	n/a
Trading assets	141,768	141,490	278	–	Interest rate, FX
Derivative financial instruments	46,269	39,390	6,879	–	Interest rate, FX, equity
Investment securities	99,236	–	99,236	–	Interest rate, FX, equity
Loans	603,649	–	603,649	–	Interest rate, FX
Assets not subject to market risk(1)	272,021	–	–	272,021	n/a
Total assets	$1,164,050	$181,987	$710,042	$272,021
Deposits	$768,993	$–	$726,346	$42,647	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	20,260	–	20,260	–	Interest rate, equity
Obligations related to securities sold short	40,119	40,119	–	–	n/a
Derivative financial instruments	41,296	35,725	5,571	–	Interest rate, FX, equity
Trading liabilities(2)	856	856	–	–	n/a
Pension and other benefit liabilities	2,894	–	2,894	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	218,495	–	–	218,495	n/a
Total liabilities	$1,092,913	$76,700	$755,071	$261,142
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

28    Scotiabank First Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

As at October 31, 2020	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$1,181	$1,181	$–	$–	n/a
Trading assets	117,839	117,492	347	–	Interest rate, FX
Derivative financial instruments	45,065	39,294	5,771	–	Interest rate, FX, equity
Investment securities	111,389	–	111,389	–	Interest rate, FX, equity
Loans	603,263	–	603,263	–	Interest rate, FX
Assets not subject to market risk(1)	257,729	–	–	257,729	n/a
Total assets	$1,136,466	$157,967	$720,770	$257,729
Deposits	$750,838	$–	$709,850	$40,988	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	18,899	–	18,899	–	Interest rate, equity
Obligations related to securities sold short	31,902	31,902	–	–	n/a
Derivative financial instruments	42,247	36,038	6,209	–	Interest rate, FX, equity
Trading liabilities(2)	1,112	1,112	–	–	n/a
Pension and other benefit liabilities	3,464	–	3,464	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	217,501	–	–	217,501	n/a
Total liabilities	$1,065,963	$69,052	$738,422	$258,489
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Liquidity risk

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 18 to the Condensed Interim Consolidated Financial Statements and in Note 36 of the Consolidated Financial Statements in the Bank’s 2020 Annual Report.

Liquid assets are a key component of this framework. The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include unrestricted deposits with central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes, trading securities primarily held by Global Banking and Markets and collateral received from securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at January 31, 2021 unencumbered liquid assets were $261 billion (October 31, 2020 – $250 billion). Securities including National Housing Act (NHA) mortgage-backed securities, comprised 68% of liquid assets (October 31, 2020 – 72%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans were 32% (October 31, 2020 – 28%). The increase in total liquid assets was mainly attributable to an increase in cash and deposits with central banks and other liquid securities, which was partially offset by a decrease in Canadian and foreign government obligations and deposits with financial institutions.

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at January 31, 2021. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

Scotiabank First Quarter Report 2021    29

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquid asset pool is summarized in the following table:

	As at January 31, 2021
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$82,571	$–	$82,571	$–	$6,835	$75,736	$–
Deposits with financial institutions	6,920	–	6,920	–	88	6,832	–
Precious metals	1,107	–	1,107	–	–	1,107	–
Securities:
Canadian government obligations	68,881	15,979	84,860	41,219	–	43,641	–
Foreign government obligations	71,724	83,014	154,738	92,316	–	62,422	–
Other securities	88,568	87,468	176,036	129,212	–	46,824	–
Loans:
NHA mortgage-backed securities	33,964	–	33,964	9,209	–	24,755	–
Call and short loans	114	–	114	–	–	114	–
Total	$353,849	$186,461	$540,310	$271,956	$6,923	$261,431	$–

	As at October 31, 2020
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$66,252	$–	$66,252	$–	$7,019	$59,233	$–
Deposits with financial institutions	10,208	–	10,208	–	74	10,134	–
Precious metals	1,181	–	1,181	–	–	1,181	–
Securities:
Canadian government obligations	74,943	14,890	89,833	37,991	–	51,842	–
Foreign government obligations	71,686	79,032	150,718	83,117	–	67,601	–
Other securities	69,470	78,238	147,708	114,867	–	32,841	–
Loans:
NHA mortgage-backed securities	35,267	–	35,267	8,010	–	27,257	–
Call and short loans	165	–	165	–	–	165	–
Total	$329,172	$172,160	$501,332	$243,985	$7,093	$250,254	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
($ millions)	January 31 2021	October 31 2020
The Bank of Nova Scotia (Parent)	$197,430	$192,490
Bank domestic subsidiaries	16,598	14,517
Bank foreign subsidiaries	47,403	43,247
Total	$261,431	$250,254

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (82%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

30    Scotiabank First Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

	As at January 31, 2021
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$82,571	$–	$82,571	$–	$6,835	$75,736	$–
Deposits with financial institutions	6,920	–	6,920	–	88	6,832	–
Precious metals	1,107	–	1,107	–	–	1,107	–
Liquid securities:
Canadian government obligations	68,881	15,979	84,860	41,219	–	43,641	–
Foreign government obligations	71,724	83,014	154,738	92,316	–	62,422	–
Other liquid securities	88,568	87,468	176,036	129,212	–	46,824	–
Other securities	3,260	9,956	13,216	3,516	–	–	9,700
Loans classified as liquid assets:
NHA mortgage-backed securities	33,964	–	33,964	9,209	–	24,755	–
Call and short loans	114	–	114	–	–	114	–
Other loans	577,474	–	577,474	5,077	81,487	16,338	474,572
Other financial assets(4)	183,059	(109,621)	73,438	5,847	–	–	67,591
Non-financial assets	46,408	–	46,408	–	–	–	46,408
Total	$1,164,050	$86,796	$1,250,846	$286,396	$88,410	$277,769	$598,271

	As at October 31, 2020
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$66,252	$–	$66,252	$–	$7,019	$59,233	$–
Deposits with financial institutions	10,208	–	10,208	–	74	10,134	–
Precious metals	1,181	–	1,181	–	–	1,181	–
Liquid securities:
Canadian government obligations	74,943	14,890	89,833	37,991	–	51,842	–
Foreign government obligations	71,686	79,032	150,718	83,117	–	67,601	–
Other liquid securities	69,470	78,238	147,708	114,867	–	32,841	–
Other securities	3,621	7,794	11,415	3,227	–	–	8,188
Loans classified as liquid assets:
NHA mortgage-backed securities	35,267	–	35,267	8,010	–	27,257	–
Call and short loans	165	–	165	–	–	165	–
Other loans	576,183	–	576,183	7,640	81,780	17,702	469,061
Other financial assets(4)	182,671	(109,231)	73,440	6,182	–	–	67,258
Non-financial assets	44,819	–	44,819	–	–	–	44,819
Total	$1,136,466	$70,723	$1,207,189	$261,034	$88,873	$267,956	$589,326
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)

Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

As of January 31, 2021 total encumbered assets of the Bank were $375 billion (October 31, 2020 – $350 billion). Of the remaining $876 billion (October 31, 2020 – $857 billion) of unencumbered assets, $278 billion (October 31, 2020 – $268 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at January 31, 2021, the potential adverse impact on derivatives collateral that would result from a one-notch or two-notch downgrade of the Bank’s rating below its lowest current rating was $27 million or $152 million, respectively.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Liquidity coverage ratio

The Liquidity Coverage Ratio (LCR) measure is based on a 30-day liquidity stress scenario, with assumptions defined in the Office of the Superintendent of Financial Institutions (OSFI) Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

HQLA are defined in the LAR Guideline and are grouped into three main categories with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

Scotiabank First Quarter Report 2021    31

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s LCR for the quarter ended January 31, 2021, based on the average daily positions in the quarter.

For the quarter ended January 31, 2021 ($ millions)(1)	Total unweighted value (Average)(2)	Total weighted value (Average)(3)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$213,013

Cash outflows
Retail deposits and deposits from small business customers, of which:	$222,373	$19,283
Stable deposits	92,785	2,996
Less stable deposits	129,588	16,287
Unsecured wholesale funding, of which:	251,307	113,948
Operational deposits (all counterparties) and deposits in networks of cooperative banks	92,264	21,712
Non-operational deposits (all counterparties)	138,421	71,614
Unsecured debt	20,622	20,622
Secured wholesale funding	*	59,780
Additional requirements, of which:	238,357	51,397
Outflows related to derivative exposures and other collateral requirements	44,094	25,629
Outflows related to loss of funding on debt products	3,195	3,195
Credit and liquidity facilities	191,068	22,573
Other contractual funding obligations	1,904	1,765
Other contingent funding obligations(4)	409,599	6,268
Total cash outflows	*	$252,441

Cash inflows
Secured lending (e.g. reverse repos)	$173,166	$44,248
Inflows from fully performing exposures	25,198	16,575
Other cash inflows	26,592	26,592
Total cash inflows	$224,956	$87,415
		Total adjusted value(5)
Total HQLA	*	$213,013
Total net cash outflows	*	$165,026
Liquidity coverage ratio (%)	*	129%
For the quarter ended October 31, 2020 ($ millions)		Total adjusted value(5)
Total HQLA	*	$209,777
Total net cash outflows	*	$151,897
Liquidity coverage ratio (%)	*	138%
*	Disclosure is not required under regulatory guideline.
(1)	Based on the average of daily positions of the 61 business days in the quarter.
(2)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(3)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
(4)

Total unweighted values include uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(5)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

HQLA is substantially comprised of Level 1 assets (as defined in the LAR guideline), such as cash, deposits with central banks available to the Bank in times of stress, and highly rated securities issued or guaranteed by governments, central banks and supranational entities.

The decrease in the Bank’s average LCR for the quarter ended January 31, 2021 versus the average of the previous quarter was attributable to normal business activities. The Bank monitors its significant currency exposures, Canadian and U.S. dollars, in accordance with its liquidity risk management framework and risk appetite.

Net stable funding ratio

The Net Stable Funding Ratio (NSFR) requires institutions to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet exposures. It is calculated as the ratio of available stable funding (ASF) to required stable funding (RSF), with assumptions defined in the OSFI LAR Guideline. The Bank is subject to a regulatory minimum NSFR of 100%.

ASF is defined as the portion of capital and liabilities expected to be reliable over the time horizons considered by the NSFR. RSF is a function of the liquidity characteristics and residual maturities of the various assets held by the bank as well as those of its off-balance sheet exposures.

The total weighted values for ASF and RSF included in the table that follows are derived by applying the assumptions specified in the LAR Guideline to balance sheet items, including capital instruments, wholesale funding, deposits, loans and mortgages, securities, derivatives and commitments to extend credit.

32    Scotiabank First Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s NSFR as at January 31, 2021.

	Unweighted Value by Residual Maturity				Weighted value
As at January 31, 2021 ($ millions)	No maturity(1)	< 6 months	6-12 months	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$74,761	$–	$–	$547	$75,308
Regulatory capital	74,761	–	–	–	74,761
Other capital instruments	–	–	–	547	547
Retail deposits and deposits from small business customers:	205,591	56,941	18,257	23,514	278,273
Stable deposits	88,316	16,756	5,992	6,447	111,957
Less stable deposits	117,275	40,185	12,265	17,067	166,316
Wholesale funding:	132,670	323,542	36,754	97,956	244,927
Operational deposits	76,258	13,593	–	–	44,925
Other wholesale funding	56,412	309,949	36,754	97,956	200,002
Liabilities with matching interdependent assets	–	2,404	1,083	23,280	–
Other liabilities:	66,101	74,279			22,246
NSFR derivative liabilities		8,635
All other liabilities and equity not included in the above categories	66,101	42,912	971	21,761	22,246
Total ASF					$620,754
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)					$28,959
Deposits held at other financial institutions for operational purposes	$414	$1,335	$352	$–	$1,050
Performing loans and securities:	95,430	139,974	51,619	405,815	449,780
Performing loans to financial institutions secured by Level 1 HQLA	37	35,540	3,908	110	3,978
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	2,083	50,165	9,269	11,349	23,655
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	47,593	44,183	23,325	180,276	225,578
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	–	405	610	3,279	2,639
Performing residential mortgages, of which:	20,286	8,481	14,540	207,658	168,405
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	20,286	8,300	14,376	194,568	157,106
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	25,431	1,605	577	6,422	28,164
Assets with matching interdependent liabilities	–	2,404	1,083	23,280	–
Other assets:	1,776		106,265		43,212
Physical traded commodities, including gold	1,776				1,509
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		3,589			3,051
NSFR derivative assets		8,188			–
NSFR derivative liabilities before deduction of variation margin posted		17,582			879
All other assets not included in the above categories	–	39,171	–	37,735	37,773
Off-balance sheet items			408,385		15,973
Total RSF					$538,974
Net Stable Funding Ratio (%)					115%
(1)

Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity deposits, short positions, open maturity positions, non-HQLA equities, and physical traded commodities.

Available stable funding is primarily provided by the Bank’s large pool of retail, small business and corporate customer deposits; secured and unsecured wholesale funding and capital. Required stable funding primarily originates from the Bank’s loan and mortgage portfolio, securities holdings, off balance sheet items and other assets. Interdependent assets and liabilities are primarily comprised of transactions related to the Canada Mortgage Bond program.

Scotiabank First Quarter Report 2021    33

MANAGEMENT’S DISCUSSION & ANALYSIS

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $328 billion as at January 31, 2021 (October 31, 2020 – $325 billion). The increase since October 31, 2020 was due primarily to $3 billion of personal deposit growth. A portion of commercial deposits, particularly those of an operating or relationship nature, are also considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity over 1 year) of $154 billion (October 31, 2020 – $168 billion). Longer-term wholesale debt issuances include senior notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, retail credit card receivables through the Trillium Credit Card Trust II program and retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program. Prior to maturities in February 2020, unsecured personal lines of credit were securitized through the Halifax Receivables Trust program. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt may be raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong, the United Kingdom and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf and non-registered programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and the securitization of retail credit card receivables through the Trillium Credit Card Trust II program. The Bank’s Covered Bond Program is listed with the U.K. Listing Authority, and the Bank may issue under the program in Europe, the United Kingdom, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme and Singapore Medium Term Note Programme. The Bank’s European Medium Term Note Programme is listed with the U.K. Listing Authority and the Swiss Stock Exchange. The Bank’s Singapore Medium Term Note Programme is listed with the Singapore Exchange and the Taiwan Exchange.

The Department of Finance’s bail-in regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior unsecured debt issued by the Bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization (Bail-in) regime. Under the Bail-in regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares. As at January 31, 2021, issued and outstanding liabilities of $31 billion (October 31, 2020 – $33 billion) were subject to conversion under the bail-in regime.

Starting from the second quarter of 2020, the Bank accessed programs of central banks launched or amended in response to COVID-19 to supplement its funding.

34    Scotiabank First Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.

Wholesale funding sources(1)

	As at January 31, 2021
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$2,602	$368	$185	$2	$39	$3,196	$26	$–	$–	$3,222
Bearer notes, commercial paper and certificate of deposits	5,566	5,917	15,890	8,968	5,331	41,672	2,245	273	54	44,244
Asset-backed commercial paper(3)	1,212	2,376	266	–	–	3,854	–	–	–	3,854
Senior notes(4)(5)	13	4,641	3,816	952	2,408	11,830	15,523	9,600	10,309	47,262
Bail-inable notes(5)	–	–	–	–	80	80	2,032	19,575	9,622	31,309
Asset-backed securities	–	–	–	–	640	640	383	235	214	1,472
Covered bonds	–	3,198	–	5,767	1,940	10,905	2,904	13,595	2,878	30,282
Mortgage securitization(6)	–	243	2,161	413	669	3,486	4,776	13,904	4,630	26,796
Subordinated debt(7)	–	–	–	–	29	29	107	1,944	6,418	8,498
Total wholesale funding sources	$9,393	$16,743	$22,318	$16,102	$11,136	$75,692	$27,996	$59,126	$34,125	$196,939

Of Which:

Unsecured funding	$8,181	$10,926	$19,890	$9,922	$7,886	$56,805	$19,933	$31,394	$26,403	$134,535
Secured funding	1,212	5,817	2,428	6,180	3,250	18,887	8,063	27,732	7,722	62,404

	As at October 31, 2020
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$1,084	$439	$88	$36	$1	$1,648	$–	$–	$–	$1,648
Bearer notes, commercial paper and certificate of deposits	5,813	9,539	10,475	6,856	4,567	37,250	953	346	67	38,616
Asset-backed commercial paper(3)	606	2,307	400	–	–	3,313	–	–	–	3,313
Senior notes(4)(5)	144	5,642	4,822	3,843	923	15,374	14,753	12,109	10,337	52,573
Bail-inable notes(5)	–	1,362	–	–	–	1,362	214	21,980	9,397	32,953
Asset-backed securities	–	1,811	12	–	–	1,823	956	542	254	3,575
Covered bonds	–	–	3,330	–	5,804	9,134	3,879	13,396	4,086	30,495
Mortgage securitization(6)	212	1,558	243	2,161	413	4,587	3,700	14,058	5,076	27,421
Subordinated debt(7)	69	–	–	–	–	69	79	389	8,818	9,355
Total wholesale funding sources	$7,928	$22,658	$19,370	$12,896	$11,708	$74,560	$24,534	$62,820	$38,035	$199,949

Of Which:

Unsecured funding	$7,110	$16,982	$15,385	$10,735	$5,491	$55,703	$15,999	$34,824	$28,619	$135,145
Secured funding	818	5,676	3,985	2,161	6,217	18,857	8,535	27,996	9,416	64,804
(1)

Wholesale funding sources exclude obligations related to securities sold under repurchase agreements and bankers’ acceptances, which are disclosed in the contractual maturities table below. Amounts are based on remaining term to maturity.

(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in.
(5)	Includes structured notes issued to institutional investors.
(6)

Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $263 billion as at January 31, 2021 (October 31, 2020 – $250 billion) were well in excess of wholesale funding sources which mature in the next twelve months.

Scotiabank First Quarter Report 2021    35

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at January 31, 2021, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at January 31, 2021
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$81,322	$543	$503	$161	$159	$389	$744	$601	$6,176		$90,598
Trading assets	3,037	5,678	2,811	1,316	2,818	7,714	18,913	21,190	78,291		141,768
Securities purchased under resale agreements and securities borrowed	89,050	19,210	6,841	2,732	998	–	–	–	–		118,831
Derivative financial instruments	2,230	4,427	675	2,993	3,096	8,300	7,788	16,760	–		46,269
Investment securities – FVOCI	6,589	3,837	4,078	6,061	1,931	11,794	25,933	6,819	3,496		70,538
Investment securities – amortized cost	464	3,595	2,757	1,037	575	4,421	7,504	7,360	–		27,713
Investment securities – FVTPL	–	–	–	–	–	–	–	–	985		985
Loans	44,142	28,161	34,279	28,247	32,117	91,388	249,977	42,423	52,915		603,649
Residential mortgages	2,437	4,705	10,700	12,813	11,907	48,890	164,051	31,180	3,791	(1)	290,474
Personal loans	2,853	2,281	2,887	3,177	2,757	11,566	22,184	5,990	37,747		91,442
Credit cards	–	–	–	–	–	–	–	–	14,143		14,143
Business and government	38,852	21,175	20,692	12,257	17,453	30,932	63,742	5,253	4,824	(2)	215,180
Allowance for credit losses	–	–	–	–	–	–	–	–	(7,590)		(7,590)
Customers’ liabilities under acceptances	5,853	1,389	86	8	11	7,428	–	–	–		14,775
Other assets	–	–	–	–	–	–	–	–	48,924		48,924
Total assets	$232,687	$66,840	$52,030	$42,555	$41,705	$131,434	$310,859	$95,153	$190,787		$1,164,050

Liabilities and equity
Deposits	$68,636	$55,146	$47,146	$38,264	$28,659	$38,019	$64,354	$18,848	$409,921		$768,993
Personal	8,261	13,665	15,309	8,548	10,920	9,099	9,122	122	174,463		249,509
Non-personal	60,375	41,481	31,837	29,716	17,739	28,920	55,232	18,726	235,458		519,484
Financial instruments designated at fair value through profit or loss	219	566	1,015	474	531	4,927	3,095	9,433	–		20,260
Acceptances	5,934	1,389	86	8	11	7,428	–	–	–		14,856
Obligations related to securities sold short	382	942	793	385	820	3,650	8,459	9,317	15,371		40,119
Derivative financial instruments	2,180	3,401	577	2,381	3,549	8,040	6,417	14,751	–		41,296
Obligations related to securities sold under repurchase agreements and securities lent	112,094	18,704	422	1,610	–	7,501	160	–	–		140,491
Subordinated debentures	–	–	–	–	–	–	1,873	4,727	–		6,600
Other liabilities	1,881	1,878	2,200	1,578	995	6,260	10,258	6,591	28,657		60,298
Total equity	–	–	–	–	–	–	–	–	71,137		71,137
Total liabilities and equity	$191,326	$82,026	$52,239	$44,700	$34,565	$75,825	$94,616	$63,667	$525,086		$1,164,050

Off-balance sheet commitments
Credit commitments(3)	$5,211	$14,116	$23,071	$18,324	$20,528	$38,435	$104,927	$4,398	$–		$229,010
Financial guarantees(4)	–	–	–	–	–	–	–	–	35,502		35,502
Outsourcing obligations(5)	15	30	43	43	42	1	2	–	–		176
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.

36    Scotiabank First Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2020
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$65,983	$469	$471	$225	$187	$496	$904	$767	$8,139		$77,641
Trading assets	2,312	4,412	4,426	1,752	2,135	6,366	21,720	16,856	57,860		117,839
Securities purchased under resale agreements and securities borrowed	83,584	21,620	10,059	2,765	1,719	–	–	–	–		119,747
Derivative financial instruments	2,026	4,140	623	2,156	2,312	8,141	7,242	18,425	–		45,065
Investment securities – FVOCI	2,755	5,041	6,941	3,213	6,374	10,179	34,214	7,948	1,832		78,497
Investment securities – amortized cost	1,196	1,707	4,155	2,787	931	4,337	7,626	8,905	–		31,644
Investment securities – FVTPL	–	–	–	–	–	–	–	–	1,248		1,248
Loans	42,908	28,913	31,072	32,724	31,159	92,194	248,377	42,114	53,802		603,263
Residential mortgages	2,938	5,271	9,009	13,400	13,458	49,948	158,050	30,012	2,598	(1)	284,684
Personal loans	2,827	1,605	3,290	3,227	4,358	11,053	23,137	5,279	38,982		93,758
Credit cards	–	–	–	–	–	–	–	–	14,797		14,797
Business and government	37,143	22,037	18,773	16,097	13,343	31,193	67,190	6,823	5,064	(2)	217,663
Allowance for credit losses	–	–	–	–	–	–	–	–	(7,639)		(7,639)
Customers’ liabilities under acceptances	11,756	1,986	439	30	17	–	–	–	–		14,228
Other assets	–	–	–	–	–	–	–	–	47,294		47,294
Total assets	$212,520	$68,288	$58,186	$45,652	$44,834	$121,713	$320,083	$95,015	$170,175		$1,136,466

Liabilities and equity
Deposits	$65,249	$47,997	$53,315	$38,786	$23,698	$39,350	$73,007	$20,614	$388,822		$750,838
Personal	10,231	13,741	15,088	11,626	6,192	11,691	9,861	216	167,489		246,135
Non-personal	55,018	34,256	38,227	27,160	17,506	27,659	63,146	20,398	221,333		504,703
Financial instruments designated at fair value through profit or loss	195	305	779	1,029	470	4,781	2,332	9,008	–		18,899
Acceptances	11,833	1,986	439	30	17	–	–	–	–		14,305
Obligations related to securities sold short	161	397	611	275	463	1,749	6,236	8,713	13,297		31,902
Derivative financial instruments	2,017	3,916	670	2,188	2,887	8,499	6,338	15,732	–		42,247
Obligations related to securities sold under repurchase agreements and securities lent	107,391	5,496	7,407	8,382	1,593	7,494	–	–	–		137,763
Subordinated debentures	–	–	–	–	–	–	–	7,405	–		7,405
Other liabilities	635	1,391	1,575	1,417	1,572	6,319	10,876	6,424	32,395		62,604
Total equity	–	–	–	–	–	–	–	–	70,503		70,503
Total liabilities and equity	$187,481	$61,488	$64,796	$52,107	$30,700	$68,192	$98,789	$67,896	$505,017		$1,136,466

Off-balance sheet commitments
Credit commitments(3)	$5,374	$13,010	$22,643	$24,764	$20,386	$34,638	$108,929	$5,625	$–		$235,369
Financial guarantees(4)	–	–	–	–	–	–	–	–	35,519		35,519
Outsourcing obligations(5)	16	31	44	43	43	41	–	–	–		218
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.

Credit ratings

Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

The Bank continues to have strong credit ratings and its deposits and legacy senior debt are rated AA by DBRS, Aa2 by Moody’s, A+ by Standard and Poor’s (S&P), and AA by Fitch. Fitch has a Negative outlook while the remaining rating agencies have a stable outlook on the Bank. The Bank’s bail-inable senior debt is rated AA (low) by DBRS, A2 by Moody’s, AA- by Fitch and A- by S&P.

On January 13, 2021, Fitch affirmed the Bank’s ratings and Negative outlook. No other rating agency has made affirmations of or changes to the Bank’s credit ratings or outlooks during the quarter.

Scotiabank First Quarter Report 2021    37

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Management

We continue to manage our capital in accordance with the capital management framework as described on pages 61 to 72 of the Bank’s 2020 Annual Report.

In the second quarter of 2020, OSFI introduced changes to regulations to keep the financial system resilient and well capitalized in response to COVID-19. A suite of temporary adjustments to existing capital and leverage requirements were introduced, as described on page 62 of the Bank’s 2020 Annual Report. The Bank adopted these changes in line with OSFI’s expectations and continues to apply them in our regulatory capital and leverage ratio calculations as at January 31, 2021.

In December 2020, OSFI announced that the Domestic Stability Buffer will remain at 1.0%. OSFI’s minimum Pillar 1 capital ratio requirements, including the D-SIB 1% surcharge and its Domestic Stability Buffer are: 9.0%, 10.5% and 12.5% for Common Equity Tier 1, Tier 1 and Total capital ratios, respectively.

Capital ratios

The Bank’s various regulatory capital measures consist of the following:

	As at
($ millions)	January 31 2021	October 31 2020
Common Equity Tier 1 capital	$49,542	$49,165
Tier 1 capital	55,293	55,362
Total regulatory capital	63,724	64,512
Risk-weighted assets(1)	$406,780	$417,138
Capital ratios (%):
Common Equity Tier 1 capital ratio	12.2	11.8
Tier 1 capital ratio	13.6	13.3
Total capital ratio	15.7	15.5
Leverage:
Leverage exposures	$1,179,755	$1,170,290
Leverage ratio (%)	4.7	4.7
(1)	As at January 31, 2021 and October 31, 2020, the Bank did not have a regulatory capital floor add-on for CET1, Tier 1 and Total capital RWA.

The Bank’s Common Equity Tier 1 (CET1) capital ratio was 12.2% at January 31, 2021, an increase of approximately 40 basis points from the prior quarter, due primarily to strong internal capital generation, lower risk-weighted assets and the impact from employee pension and post-retirement benefits, partly offset by the transitional phase-out of OSFI’s partial inclusion of Stage 1 and Stage 2 expected credit losses (ECL). As at January 31, 2021, the Bank’s CET1 ratio included a benefit of 22 basis points (October 31, 2020 – 30 basis points) from OSFI’s transitional adjustment for the partial inclusion of increases in Stage 1 and Stage 2 expected credit losses (ECL) relative to their pre-crisis baseline levels.

The Bank’s Tier 1 capital ratio increased by approximately 30 basis points from the prior quarter to 13.6%, due primarily to the above noted impacts to the CET1 ratio, partly offset by the Basel III phase-out of non-qualifying additional Tier 1 capital. The Total capital ratio of 15.7% increased by 20 basis points primarily due to the above noted impacts to the Tier 1 capital ratios, partly offset by the redemption of $750 million of subordinated debentures.

As at January 31, 2021, the CET1, Tier 1, Total capital and Leverage ratios were well above OSFI’s minimum capital ratios.

Changes in regulatory capital

The Bank’s Common Equity Tier 1 capital was $49.5 billion, as at January 31, 2021, an increase of approximately $0.4 billion from the prior quarter due primarily to internal capital generation of $1.2 billion, partly offset by lower accumulated other comprehensive income of $0.5 billion, excluding the impact from cashflow hedges, and the phase-out of OSFI’s transitional adjustment for the partial inclusion of ECL of $0.4 billion.

Risk-weighted assets

CET1 risk-weighted assets (RWA) decreased during the quarter by $10.4 billion or 2.5% to $406.8 billion, due primarily to lower RWA for retail mortgages and business banking and the negative impact of foreign currency translation.

Global Systemically Important Bank (G-SIB) Disclosures

In 2013, the Basel Committee on Banking Supervision (BCBS), in conjunction with the Financial Stability Board (FSB), issued “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” which assesses the systemic importance of banks to the global financial system and wider economy. Banks with Basel III leverage exposures in excess of EUR 200 billion or those classified as a G-SIB in the past year are required to participate in an annual survey.

The G-SIB indicators as defined by the BCBS, are intended to reflect the size of banks, their interconnectedness, the amount of financial institution infrastructure they provide, their cross-jurisdictional activity and their complexity. According to the most recent assessment by the FSB communicated in November 2020, the Bank is not considered to be a G-SIB based on October 31, 2019 indicators. However, the Bank is required to disclose the values

38    Scotiabank First Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

of its indicators in accordance with the “Global systemically important banks – Public disclosure requirements” as revised by OSFI in 2015. The G-SIB indicators provided below are calculated based on specific instructions issued by the BCBS and may not be directly comparable against other disclosed information.

		As at and for the year ended October 31 ($ millions) (1)
Category (2)	Indicator (2)	2020	2019
Cross-jurisdictional activity	Cross-jurisdictional claims	$475,524	$504,783
	Cross-jurisdictional liabilities	336,984	374,593
Size	Total exposures as defined for use in the Basel III leverage ratio	1,303,827	1,246,407
Interconnectedness	Intra-financial system assets	137,676	141,639
	Intra-financial system liabilities	103,775	104,512
	Securities outstanding	249,326	306,238
Substitutability/financial institution infrastructure	Payments activity	14,493,394	16,822,122
	Assets under custody	309,082	291,894
	Underwritten transactions in debt and equity markets	99,829	55,452
Complexity	Notional amount of over-the-counter derivatives	5,428,606	5,668,590
	Trading, FVTPL, and FVOCI securities	45,575	49,699
	Level 3 assets	935	941
(1)	Disclosures are based on the regulatory definition of consolidation.
(2)	As defined by the BCBS publication “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” (July 2013).

Changes in G-SIB Indicators

During 2020, securities outstanding decreased primarily due to lower certificates of deposit and commercial paper. Payment activity decreased primarily due to lower volumes in U.S. dollars. Other year-over-year movements generally reflect changes in business activity or impacts from foreign currency translation.

Normal Course Issuer Bid

On March 13, 2020, OSFI advised federally regulated deposit taking institutions to suspend common share buybacks as part of COVID-19 measures. The Bank does not have an active normal course issuer bid and did not repurchase any common shares during the quarter ended January 31, 2021.

The Bank’s previous normal course issuer bid terminated on June 3, 2020. Under this program, the Bank repurchased and cancelled approximately 11.8 million common shares at an average price of $72.41 per share. These repurchases were carried out before March 13, 2020.

Common dividend

The Board of Directors, at its meeting on February 22, 2021, approved a dividend of 90 cents per share. This quarterly dividend is payable to shareholders of record as of April 6, 2021 on April 28, 2021.

On March 13, 2020, OSFI advised federally regulated deposit taking institutions to suspend dividend increases as part of COVID-19 measures.

Financial Instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section. The methods of determining the fair value of financial instruments are detailed on page 177 of the Bank’s 2020 Annual Report.

Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments reflect the current economic environment, including that from COVID-19, industry and market conditions.

Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bi-lateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 94 of the Bank’s 2020 Annual Report).

Total derivative notional amounts were $5,432 billion as at January 31, 2021, compared to $5,621 billion as at October 31, 2020. The quarterly decrease was due primarily to foreign currency translation partially offset by higher volumes of foreign exchange and equity contracts. The total notional amount of over-the-counter derivatives was $5,243 billion compared to $5,426 billion as at October 31, 2020, of which $3,657 billion was settled through central counterparties as at January 31, 2021 (October 31, 2020 – $3,834 billion). The credit equivalent amount, after taking master netting arrangements into account, was $31.1 billion, compared to $30.4 billion at October 31, 2020. The increase was primarily attributable to the higher exposure of foreign exchange and equity contracts offset by foreign currency translation.

Scotiabank First Quarter Report 2021    39

MANAGEMENT’S DISCUSSION & ANALYSIS

Selected credit instruments

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 77 of the Bank’s 2020 Annual Report. The Bank’s net exposures have substantially remained unchanged from year end.

Off-Balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.

No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year. For a complete discussion of these types of arrangements, please refer to pages 72 to 75 of the Bank’s 2020 Annual Report.

Structured entities

The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $4.0 billion as at January 31, 2021 (October 31, 2020 – $4.2 billion). As at January 31, 2021, total commercial paper outstanding for these conduits was $2.7 billion (October 31, 2020 – $3.1 billion). Funded assets purchased and held by these conduits as at January 31, 2021, as reflected at original cost, were $2.7 billion (October 31, 2020 – $3.1 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2020.

Other off-balance sheet arrangements

Guarantees and other indirect commitments were unchanged compared to October 31, 2020. Fees from guarantees and loan commitment arrangements recorded as credit fees in non-interest income – banking were $168 million for the three months ended January 31, 2021, compared to $166 million in the previous quarter.

Regulatory Developments

The Bank continues to monitor and respond to global regulatory developments relating to a broad spectrum of topics, in order to ensure that control functions and business lines are responsive on a timely basis and business impacts, if any, are minimized. A high-level summary of some of the key regulatory developments that have the potential of impacting the Bank’s operations is included in the Legal and compliance risk section of the Bank’s 2020 Annual Report, as may be updated below.

Regulatory Response to COVID-19

In March 2020, the Government of Canada and financial institution regulators introduced many new measures and economic relief initiatives to keep the financial system resilient and well capitalized in response to COVID-19. The Bank is actively monitoring these measures and initiatives and participating in certain government and regulatory programs. For more details on such programs and initiatives and the impact on the Bank’s operations, refer to page 25 of the Bank’s 2020 Annual Report.

The regulatory environment experienced increased regulatory reporting requirements with respect to prudential regulation, consumer protection and customer assistance programs. In response to the increased requirements, the Bank has mobilized projects to support.

Regulatory Initiatives Impacting Financial Services in Canada

On November 17, 2020, the Canadian government tabled two new statutes under Bill C-11, The Consumer Privacy Protection Act (CPPA) and The Personal Information and Data Protection Tribunal Act (PIDPTA). The Bill will replace the Personal Information Protection and Electronic Documents Act (PIPEDA) and introduce the following key changes: enhanced enforcement powers to the Office of the Privacy Commissioner of Canada (OPC), new monetary penalties for non-compliance, recognition of codes of practice and certification systems, rights in relation to data mobility, disposal of personal information and information on automatic decision-making, and modernized consent requirements such as introducing exceptions to consent among others. The Bank is actively monitoring these developments and engaging business stakeholders and key groups to discuss potential impact to its operations and participating in industry submissions with the Canadian Bankers Association (CBA). With all pending legislation, this Bill may be interrupted in the event a federal election is called.

On June 12, 2020, Bill 64, an Act to modernize legislative provisions as regards the protection of personal information, was tabled at the National Assembly of Quebec. This Bill will reform the Quebec private-sector privacy act. Some of the key changes in this Bill are: increase of enforcement powers for the Commission d’accès à l’information, new monetary penalties for non-compliance, mandatory privacy impact assessments of transborder data flows, mandatory breach notification and record keeping, and enhanced consent requirements. On February 2021, the Bill will start being subject to a clause-by-clause consideration by a special Committee and further debate. It will come into force one year after the date of its assent. The Bank is actively monitoring these developments and engaging business stakeholders and key groups to discuss potential impact to its operations.

The Commodity Futures Trading Commission (CFTC) Position Limit and Cross-Border Rules

The CFTC has adopted final rules addressing the cross-border application of certain swap dealer provisions of the Commodity Exchange Act. The Bank is on track for implementing changes effective September 14, 2021.

40    Scotiabank First Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

The CFTC has approved final position limit rules for twenty-five commodity derivatives and their linked cash-settled futures, options on futures, and economically equivalent swaps. The compliance dates are tiered between January 2022 and January 2023. The Bank is on track with the implementation.

United Kingdom and European Regulatory Reform

The UK formally left the EU on January 31, 2020, with the subsequent transition period ending on December 31, 2020.

The UK’s exit from the EU may result in significant changes in law(s), which may impact the Bank’s business, financial condition and/or results of operations and could adversely impact the Bank’s cost of funding in Europe. To-date, the Bank has addressed all material priorities in connection with UK’s exit from the EU.

The Securities Exchange Commission (SEC) SBSD Registration and Compliance Date

The SEC has published a series of compliance dates for Security-Based Swap Dealers and Major Security-Based Swap Participants as part of its Security-Based Swap Dealer regulations. August 6, 2021 is the de minimis threshold counting requirement deadline which determines whether firms have a registration requirement, and November 1, 2021 is the final date for registration submission to the SEC for entities registering as a Security Based Swap Dealer (SBSD). In addition, October 6, 2021 marks the compliance date for several rules applicable to registered SBSDs. These rules include security-based swap margin, segregation, recordkeeping and reporting, business conduct, trade acknowledgment and risk mitigation rules. December 1, 2021 is a compliance deadline to start trade reporting to a Swap Data Repository.

The Bank has established governance and a program of work designed to meet the relevant compliance deadlines and be compliant with applicable SEC rules. One aspect of this program entails applying to the SEC for substituted compliance with respect to certain of its rules, based upon a determination of comparability with analogous rules in place in Canada under the prudential oversight of OSFI. The Bank is engaged in discussions in order to help facilitate the arrangements between the SEC and OSFI that are required in order for substituted compliance to be obtained.

Basel Committee on Banking Supervision – Finalized Basel III Reforms

In December 2017, the Group of Governors and Heads of Supervision (GHOS), the oversight body of the Basel Committee on Banking Supervision (BCBS), announced that they have agreed on an output floor of 72.5% and have finalized the remaining Basel III reforms.

The final Basel III reform package includes: a revised standardized approach for credit risk; revisions to the internal ratings-based approach for credit risk; revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach; a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approach; revisions to the measurement of the leverage ratio and a leverage ratio buffer for global systemically important banks (G-SIBs), which will take the form of a Tier 1 capital buffer set at 50% of a G-SIB’s risk-weighted capital buffer; and an aggregate output floor, which will ensure that banks’ risk-weighted assets (RWAs) generated by internal models are no lower than 72.5% of RWAs as calculated by the Basel III framework’s standardized approaches. Banks will also be required to disclose their RWAs based on these standardized approaches. Implementation of the new Basel III standards will be required in 2022. This includes the Fundamental Review of the Trading Book (FRTB) rules, which represents a delay from 2020. There is a phase-in period for the 72.5% output floor from January 1, 2022 until January 2027.

In March 2020, the GHOS announced a delay in the international implementation of the Basel III reform package. The delay was introduced to provide additional operational capacity for banks and supervisors to respond to immediate financial stability priorities resulting from COVID-19 on the global banking system. In line with that extension, OSFI is deferring the implementation date for the final set of Basel III reforms published by the BCBS in December 2017 to Q1 2023. This includes revisions to the Standardized Approach and Internal Ratings-Based Approach to credit risk, the operational risk framework, and the leverage ratio framework, as well as the introduction of the new capital floor. Consistent with this delay, OSFI’s implementation date of the revised Pillar 3 disclosure requirements as finalized by the BCBS in December 2018, which include the second and third phases of the BCBS’ Pillar 3 disclosure project, will be delayed until Q1 2023 at the earliest. In addition, OSFI’s implementation date of the final set of revisions to the BCBS market risk framework (FRTB) published in January 2019 is being delayed until Q1 2024. This extended timeline recognizes the complexity of the FRTB framework and the required infrastructure enhancements needed to adhere to it. OSFI’s implementation date of revised credit valuation adjustment risk framework is also being delayed to Q1 2024.

The Bank will continue to monitor and prepare for developments impacting regulatory capital requirements.

Interest Rate Benchmark Reform

In July 2017, the UK Financial Conduct Authority (FCA), which began regulating the London Interbank Offered Rate (LIBOR) in 2013, announced that after December 31, 2021, it would stop making efforts to sustain the rate. The FCA and regulators in other jurisdictions, have urged markets to transition away from the use of LIBOR and other interbank offered rates (IBORs), including the Canadian Dollar Offered Rate (CDOR), in favour of alternative risk-free rates (RFRs). RFRs differ inherently from LIBOR and other interbank offered rates, lacking both a term structure and a credit component. These differences add complexity to the transition, resulting in the fact that some markets, such as those based on new rates like the Secured Overnight Funding Rate, have been slower to develop.

The Bank has established an enterprise-wide program (the Transition Program) aimed at ensuring a smooth transition from LIBOR and other IBORs to RFRs. The Transition Program has been focused on identifying and quantifying our exposures to various IBORs, providing the capability to trade products referencing alternative RFRs and evaluating our existing contract amendment language in the event LIBOR ceases to exist. The Transition Program is reviewing contracts that reference LIBOR and other IBORs, with due consideration for those extending beyond the end of calendar year 2021 and is assessing its technology to ensure that it is fit for use in connection with RFRs. In summary, the Bank’s approach contemplates transition risks as part of a comprehensive program of change to ensure that systems, processes and strategy provide for a smooth transition from the use of legacy rates and supports trading in RFRs.

In developing these transition strategies, the Transition Program has integrated into its plans recommendations from industry groups and regulatory bodies, such as the Alternative Reference Rate Committee in the US and the FCA regarding timing of key transition activities, such as ceasing to issue certain LIBOR-based products, and incorporating fallback language in specific instruments.

Refinitiv, the benchmark administrator for CDOR, announced that the calculation and publication of the 6-month and 12-month tenors of CDOR will cease indefinitely effective as of May 17, 2021. The Bank has a plan to phase out use of these CDOR tenors.

The Bank is keeping apprised of recent developments involving the ICE Benchmark Administrator, the FCA and the Federal Reserve Board regarding the future of certain LIBOR tenors and currencies, and in particular for USD LIBOR, as well as any guidance from relevant regulatory agencies to cease issuance of LIBOR products in 2021. The Bank’s transition efforts reflect these revised regulatory recommendations, including technological readiness to issue and trade RFR-based products, preparing to amend and transition legacy contracts and transactions, and supporting clients through active engagement on the subject of rate reform. The Bank is progressing well in adhering to the ISDA IBOR Fallbacks Protocol lending its support to this important industry tool in the transition of legacy derivatives products.

Scotiabank First Quarter Report 2021    41

MANAGEMENT’S DISCUSSION & ANALYSIS

The International Accounting Standards Board (IASB) has approached the impact of Interest Rate Benchmark Reform on financial reporting in two phases. Phase 1 addressed issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative RFR; and Phase 2 focused on issues that might affect financial reporting when an existing interest rate benchmark is replaced with an RFR. The IASB issued the Phase 1 and Phase 2 amendments in September 2019 and August 2020, respectively. The Bank adopted the Phase 1 amendments effective November 1, 2019, and early adopted the Phase 2 amendments effective November 1, 2020.

Use of the Advanced Measurement Approach for Operational Risk Capital

In January 2020, OSFI revised its capital requirements for operational risk in consideration of the final Basel III revisions published by the BCBS in December 2017. Effective Q1 2023, institutions will be required to use the revised Basel III Standardized Approach for operational risk. OSFI has plans for further consultation related to the 2023 domestic implementation of the final Basel III reforms.

In the interim, for fiscal years 2020, 2021 and 2022, institutions previously approved for the Basel II Advanced Measurement Approach (AMA) for operational risk capital are to report using the existing Basel II Standardized Approach (TSA).

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2020 as described in Note 3 of the Bank’s 2020 annual consolidated financial statements, except for changes to definition of business resulting from the amendment to IFRS 3 Business Combinations, and changes to the modifications of financial instruments from amendments to IFRS 9 Financial Instruments, and changes to hedge accounting from amendments to IAS 39 Financial Instruments: Recognition and Measurement, both of which are part of the IASB’s Interest Rate Benchmark Reform – Phase 2 Amendments. These are discussed in Note 3 of the condensed interim consolidated financial statements.

Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2020 Annual Report.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting during the three months ended January 31, 2021, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2020 Annual Report. All transactions with related parties continued to be at market terms and conditions.

42    Scotiabank First Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

January 31, 2021	Amount ($ millions)		Dividends declared per share(1)		Number outstanding (000s)		Conversion feature
Common shares (2)		$18,297		$0.90		1,212,368	n/a
Preferred shares
Preferred shares Series 32(3)(4)		279		–		11,162	Series 33
Preferred shares Series 33(3)(4)		130		–		5,184	Series 32
Preferred shares Series 34(3)(5)		350		0.343750		14,000	Series 35
Preferred shares Series 36(3)(5)		500		0.343750		20,000	Series 37
Preferred shares Series 38(3)(5)		500		0.303125		20,000	Series 39
Preferred shares Series 40(3)(5)		300		0.303125		12,000	Series 41

Additional Tier 1 securities	Amount ($ millions)		Distribution(6)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(7)		$750		$28.25		5.650	750
Subordinated additional Tier 1 capital securities (NVCC)(5)(8)	US$	1,250	US$	23.25		4.650	1,250
Subordinated additional Tier 1 capital securities (NVCC)(5)(9)	US$	1,250	US$	12.25		4.900	1,250

NVCC Subordinated debentures(5)					Amount ($ millions)		Interest rate (%)
Subordinated debentures due March 2027						$1,250	2.58
Subordinated debentures due December 2025(10)						–	3.37
Subordinated debentures due December 2025					US$	1,250	4.50
Subordinated debentures due January 2029						1,750	3.89
Subordinated debentures due July 2029						1,500	2.84

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(2)							12,752
(1)

Dividends on common shares are paid quarterly, if and when declared. Dividends declared as at February 23, 2021. The Board of Directors, at its meeting on February 22, 2021, approved a dividend of 90 cents per share payable to shareholders of record as of April 6, 2021 on April 28, 2021.

(2)	As at February 12, 2021, the number of outstanding common shares and options were 1,212,448 thousand and 12,672 thousand, respectively.
(3)

These preferred shares are entitled to non-cumulative preferential cash dividends payable quarterly. These preferred shares have conversion features. Refer to Note 24 of the Consolidated Financial Statements in the Bank’s 2020 Annual Report for further details.

(4)

On February 2, 2021, the Bank redeemed all outstanding Non-cumulative Preferred shares Series 32 and Series 33 at a price equal to $25.00 per share plus dividends declared on January 26, 2021 of $0.009891 per Series 32 share and $0.006976 per Series 33 share.

(5)

These securities contain Non-Viability Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. The Bank’s 2020 Annual Report describes the conditions under which the conversion occurs and the conversion mechanics of NVCC Subordinated Debentures (Note 21), NVCC Subordinated additional Tier 1 capital securities (Note 24) and NVCC Preferred Shares (Note 24). The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC subordinated additional Tier 1 capital securities, and NVCC preferred shares as at January 31, 2021 would be 2,959 million common shares based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends.

(6)	Distributions made per face amount of $1,000 or US$1,000 semi-annually or quarterly, as applicable.
(7)	These securities have exchange features. Refer to Table 30 in the Bank’s 2020 Annual Report for further details.
(8)	Semi-annual distributions are recorded in the second and fourth fiscal quarters, if and when paid.
(9)	Quarterly distributions are recorded in each fiscal quarter, if and when paid.
(10)

On December 8, 2020, the Bank redeemed all outstanding CDN $750 million 3.367% Debentures (Non-Viability Contingent Capital (NVCC)) due December 8, 2025 at 100% of their principal amount plus accrued interest.

For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 21, 24 and 26 of the Bank’s consolidated financial statements in the 2020 Annual Report.

Scotiabank First Quarter Report 2021    43

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

45	Condensed Interim Consolidated Financial Statements

50	Notes to the Condensed Interim Consolidated Financial Statements

	50	Note 1 - Reporting entity

	50	Note 2 - Basis of preparation

	50	Note 3 - Significant accounting policies

	52	Note 4 - Future accounting developments

	52	Note 5 - Cash and deposits with financial institutions

	52	Note 6 - Investment securities

	54	Note 7 - Loans, impaired loans and allowance for credit losses

	61	Note 8 - Derecognition of financial assets

62	Note 9 - Investments in associates

62	Note 10 - Deposits

62	Note 11 - Capital and financing transactions

63	Note 12 - Capital management

63	Note 13 - Share-based payments

63	Note 14 - Employee benefits

64	Note 15 - Operating segments

65	Note 16 - Interest income and expense

65	Note 17 - Earnings per share

66	Note 18 - Financial instruments

72	Note 19 - Corporate income taxes

44    Scotiabank First Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	January 31 2021	October 31 2020
Assets
Cash and deposits with financial institutions	5	$89,491	$76,460
Precious metals		1,107	1,181
Trading assets
Securities		133,197	108,331
Loans		7,903	8,352
Other		668	1,156
		141,768	117,839
Securities purchased under resale agreements and securities borrowed		118,831	119,747
Derivative financial instruments		46,269	45,065
Investment securities	6	99,236	111,389
Loans
Residential mortgages	7	290,474	284,684
Personal loans	7	91,442	93,758
Credit cards	7	14,143	14,797
Business and government	7	215,180	217,663
		611,239	610,902
Allowance for credit losses	7(c)	7,590	7,639
		603,649	603,263
Other
Customers’ liability under acceptances, net of allowance		14,775	14,228
Property and equipment		5,730	5,897
Investments in associates	9	2,516	2,475
Goodwill and other intangible assets		16,977	17,015
Deferred tax assets		2,116	2,185
Other assets		21,585	19,722
		63,699	61,522
Total assets		$1,164,050	$1,136,466
Liabilities
Deposits
Personal	10	$249,509	$246,135
Business and government	10	476,334	464,619
Financial institutions	10	43,150	40,084
		768,993	750,838
Financial instruments designated at fair value through profit or loss	18(b)	20,260	18,899
Other
Acceptances		14,856	14,305
Obligations related to securities sold short		40,119	31,902
Derivative financial instruments		41,296	42,247
Obligations related to securities sold under repurchase agreements and securities lent		140,491	137,763
Subordinated debentures	11	6,600	7,405
Other liabilities		60,298	62,604
		303,660	296,226
Total liabilities		1,092,913	1,065,963
Equity
Common equity
Common shares	11	18,297	18,239
Retained earnings		47,519	46,345
Accumulated other comprehensive income (loss)		(2,785)	(2,125)
Other reserves		356	360
Total common equity		63,387	62,819
Preferred shares and other equity instruments	11	5,308	5,308
Total equity attributable to equity holders of the Bank		68,695	68,127
Non-controlling interests in subsidiaries		2,442	2,376
Total equity		71,137	70,503
Total liabilities and equity		$1,164,050	$1,136,466

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2021    45

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended
(Unaudited) ($ millions)	Note	January 31 2021	October 31 2020	January 31 2020
Revenue Interest income(1)
Loans		$6,048	$6,104	$7,387
Securities		380	458	550
Securities purchased under resale agreements and securities borrowed		43	51	99
Deposits with financial institutions		41	39	200
	16	6,512	6,652	8,236
Interest expense
Deposits		1,793	2,055	3,329
Subordinated debentures		47	50	70
Other		321	289	445
	16	2,161	2,394	3,844
Net interest income		4,351	4,258	4,392
Non-interest income
Card revenues		204	181	265
Banking services fees		385	376	441
Credit fees		358	345	340
Mutual funds		661	506	495
Brokerage fees		252	225	224
Investment management and trust		246	238	251
Underwriting and other advisory		166	152	164
Non-trading foreign exchange		204	169	185
Trading revenues		621	498	486
Net gain on sale of investment securities		119	182	41
Net income from investments in associated corporations		57	49	91
Insurance underwriting income, net of claims		113	120	149
Other fees and commissions		164	151	188
Other		171	55	429
		3,721	3,247	3,749
Total revenue		8,072	7,505	8,141
Provision for credit losses		764	1,131	926
		7,308	6,374	7,215
Non-interest expenses
Salaries and employee benefits		2,228	2,071	2,295
Premises and technology		575	607	610
Depreciation and amortization		380	407	399
Communications		96	93	109
Advertising and business development		91	96	133
Professional		157	184	185
Business and capital taxes		143	123	141
Other		538	476	546
		4,208	4,057	4,418
Income before taxes		3,100	2,317	2,797
Income tax expense	19	702	418	471
Net income		$2,398	$1,899	$2,326
Net income attributable to non-controlling interests in subsidiaries		90	72	39
Net income attributable to equity holders of the Bank		$2,308	$1,827	$2,287
Preferred shareholders and other equity instrument holders		43	82	25
Common shareholders		$2,265	$1,745	$2,262
Earnings per common share (in dollars)
Basic	17	$1.87	$1.44	$1.86
Diluted	17	1.86	1.42	1.84
Dividends paid per common share (in dollars)		0.90	0.90	0.90
(1)

Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $6,400 for the quarter ended January 31, 2021 (October 31, 2020 – $6,510; January 31, 2020 – $8,115).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

46    Scotiabank First Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended
(Unaudited) ($ millions)	January 31 2021	October 31 2020	January 31 2020
Net income	$2,398	$1,899	$2,326
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(1,406)	(548)	(1,186)
Net gains (losses) on hedges of net investments in foreign operations	506	6	229
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(7)	16	1
Net gains (losses) on hedges of net investments in foreign operations	133	1	60
	(1,026)	(559)	(1,018)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	(59)	(235)	174
Reclassification of net (gains) losses to net income	106	139	(75)
Income tax expense (benefit):
Net gains (losses) in fair value	(17)	(59)	72
Reclassification of net (gains) losses to net income	24	37	(25)
	40	(74)	52
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	1,138	(661)	227
Reclassification of net (gains) losses to net income	(1,392)	385	(122)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	306	(181)	67
Reclassification of net (gains) losses to net income	(362)	106	(37)
	(198)	(201)	75
Other comprehensive income (loss) from investments in associates	12	7	(27)
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	641	291	(358)
Income tax expense (benefit)	171	76	(93)
	470	215	(265)
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	169	(44)	54
Income tax expense (benefit)	22	(17)	18
	147	(27)	36
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(178)	(211)	(12)
Income tax expense (benefit)	(47)	(55)	(3)
	(131)	(156)	(9)
Other comprehensive income (loss) from investments in associates	19	–	(7)
Other comprehensive income (loss)	(667)	(795)	(1,163)
Comprehensive income	$1,731	$1,104	$1,163
Comprehensive income (loss) attributable to non-controlling interests	83	–	(38)
Comprehensive income attributable to equity holders of the Bank	1,648	1,104	1,201
Preferred shareholders and other equity instrument holders	43	82	25
Common shareholders	$1,605	$1,022	$1,176

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2021    47

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings(1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other(2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries		Total
Balance as at October 31, 2020	$18,239	$46,345	$(1,328)	$330	$(163)	$639	$(1,603)	$360	$62,819	$5,308	$68,127	$2,376		$70,503
Net income	–	2,265	–	–	–	–	–	–	2,265	43	2,308	90		2,398
Other comprehensive income (loss)	–	–	(1,030)	40	146	(182)	366	–	(660)	–	(660)	(7)		(667)
Total comprehensive income	$–	$2,265	$(1,030)	$40	$146	$(182)	$366	$–	$1,605	$43	$1,648	$83		$1,731
Shares issued	58	–	–	–	–	–	–	(8)	50	–	50	–		50
Shares repurchased/redeemed	–	–	–	–	–	–	–	–	–	–	–	–		–
Dividends and distributions paid to equity holders	–	(1,091)	–	–	–	–	–	–	(1,091)	(43)	(1,134)	(17)		(1,151)
Share-based payments(3)	–	–	–	–	–	–	–	4	4	–	4	–		4
Other	–	–	–	–	–	–	–	–	–	–	–	–		–
Balance as at January 31, 2021	$18,297	$47,519	$(2,358)	$370	$(17)	$457	$(1,237)	$356	$63,387	$5,308	$68,695	$2,442		$71,137

Balance as at October 31, 2019	$18,264	$44,439	$800	$37	$(55)	$650	$(862)	$365	$63,638	$3,884	$67,522	$2,670		$70,192
Net income	–	2,262	–	–	–	–	–	–	2,262	25	2,287	39		2,326
Other comprehensive income (loss)	–	–	(941)	52	39	75	(311)	–	(1,086)	–	(1,086)	(77)		(1,163)
Total comprehensive income	$–	$2,262	$(941)	$52	$39	$75	$(311)	$–	$1,176	$25	$1,201	$(38)		$1,163
Shares issued	38	–	–	–	–	–	–	(6)	32	–	32	–		32
Shares repurchased/redeemed	(54)	(214)	–	–	–	–	–	–	(268)	–	(268)	–		(268)
Dividends and distributions paid to equity holders	–	(1,092)	–	–	–	–	–	–	(1,092)	(25)	(1,117)	(30)		(1,147)
Share-based payments(3)	–	–	–	–	–	–	–	3	3	–	3	–		3
Other	–	23	–	–	(27)	–	–	–	(4)	–	(4)	(110	)(4)	(114)
Balance as at January 31, 2020	$18,248	$45,418	$(141)	$89	$(43)	$725	$(1,173)	$362	$63,485	$3,884	$67,369	$2,492		$69,861
(1)	Includes undistributed retained earnings of $61 (January 31, 2020 – $61) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 13).
(4)	Includes changes to non-controlling interests arising from business combinations and related transactions.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended
Sources (uses) of cash flows	January 31 2021	January 31 2020
Cash flows from operating activities
Net income	$2,398	$2,326
Adjustment for:
Net interest income	(4,351)	(4,392)
Depreciation and amortization	380	399
Provision for credit losses	764	926
Equity-settled share-based payment expense	4	3
Net gain on sale of investment securities	(119)	(41)
Net (gain)/loss on divestitures	–	(262)
Net income from investments in associated corporations	(57)	(91)
Income tax expense	702	471
Changes in operating assets and liabilities:
Trading assets	(25,827)	(16,913)
Securities purchased under resale agreements and securities borrowed	(1,529)	(14,576)
Loans	(5,851)	(6,903)
Deposits	28,985	36,790
Obligations related to securities sold short	8,426	1,880
Obligations related to securities sold under repurchase agreements and securities lent	5,550	18,234
Net derivative financial instruments	(627)	(1,830)
Other, net	(5,887)	(2,585)
Dividends received	217	196
Interest received	6,820	8,332
Interest paid	(2,523)	(4,135)
Income tax paid	(842)	(616)
Net cash from/(used in) operating activities	6,633	17,213
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(16,374)	(24,526)
Purchase of investment securities	(17,045)	(15,261)
Proceeds from sale and maturity of investment securities	27,559	19,262
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	–	3,807
Property and equipment, net of disposals	(45)	(95)
Other, net	(103)	(282)
Net cash from/(used in) investing activities	(6,008)	(17,095)
Cash flows from financing activities
Redemption of subordinated debentures	(750)	–
Proceeds from common shares issued	58	38
Common shares purchased for cancellation	–	(268)
Cash dividends and distributions paid	(1,134)	(1,117)
Distributions to non-controlling interests	(17)	(30)
Payment of lease liabilities	(89)	(88)
Other, net	(187)	692
Net cash from/(used in) financing activities	(2,119)	(773)
Effect of exchange rate changes on cash and cash equivalents	(186)	(16)
Net change in cash and cash equivalents	(1,680)	(671)
Cash and cash equivalents at beginning of period(1)	11,123	10,904
Cash and cash equivalents at end of period(1)	$9,443	$10,233
(1)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 5).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2021    49

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s annual audited consolidated financial statements for the year ended October 31, 2020.

The condensed interim consolidated financial statements for the quarter ended January 31, 2021 have been approved by the Board of Directors for issue on February 23, 2021.

Certain comparative amounts have been restated to conform with the basis of presentation in the current period.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities measured at fair value through profit or loss

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Equity instruments designated at fair value through other comprehensive income

•	Debt instruments measured at fair value through other comprehensive income

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial assets and derecognition of financial assets and liabilities.

The allowance for credit losses, using an expected credit loss approach as required under IFRS 9, is estimated using complex models and incorporates inputs, assumptions and techniques that require a high degree of judgement. These include assessment of significant increase in credit risk, the forecast of macroeconomic variables for multiple scenarios and probability weightings of the scenarios. In the current economic environment resulting from COVID-19, the models in isolation may not capture all the uncertainty as well as the impact of the public support programs by the governments and central banks. This is reflected in the expert credit judgment applied in the determination of the allowance for credit losses.

While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

3.	Significant accounting policies

These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2020.

Except for the changes described below, the significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2020 as described in Note 3 of the Bank’s 2020 annual consolidated financial statements.

Amendments to IFRS 3: Definition of a Business

On October 22, 2018, the IASB issued a narrow-scope amendment to IFRS 3 Business Combinations. The amendment clarifies determination of whether an acquisition is of a business or a group of assets. Distinguishing between a business and a group of assets is important because an

50    Scotiabank First Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

acquirer recognizes goodwill only when acquiring a business. A business at a minimum, is required to include an input and a substantive process that together significantly contribute to the ability to create outputs. The Bank may elect to apply an “optional concentration test” on a transaction-by-transaction basis that permits a simplified assessment of whether an acquired set of activities and assets is not a business. This test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identified asset (or a group of similar assets). If the test is not met, or if the Bank elects not to apply the test, it must evaluate whether it meets the definition of a business. The amendments will apply prospectively to new transactions occurring after November 1, 2020.

Interest Rate Benchmark Reform

On August 27, 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (the amendments). The amendments introduce a practical expedient to account for a change in the basis for determining the contractual cash flows of financial instruments that are impacted by interest rate benchmark reform (IBOR reform). Under the practical expedient, the Bank does not derecognize or adjust the carrying amount of financial instruments for modifications required by IBOR reform but instead updates the effective interest rate to reflect the change in the interest rate benchmark. The practical expedient is applied when the modification is required as a direct consequence of IBOR reform, and the new basis for determining the contractual cash flows is economically equivalent to the previous basis. If changes are made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by the interest rate benchmark reform, then the Bank first updates the effective interest of the financial asset or financial liability to reflect the change that is required by IBOR reform. After that, the Bank applies the policies on accounting for modifications set out in Note 3 of the Bank’s consolidated financial statements in the 2020 Annual Report to the remaining modifications.

In conjunction, the amendments also provide relief from specific hedge accounting requirements, such that when the basis for determining the contractual cash flows of existing hedge relationship changes as a result of IBOR reform, the Bank may amend the hedge documentation without discontinuing the hedging relationship. For cash flow hedges where the interest benchmark changes as a result of IBOR reform, the Bank deems that the corresponding hedge reserve in OCI is based on the alternative benchmark rate to determine whether the hedged future cash flows are expected to occur. For changes that are in addition to those required by IBOR reform, the Bank first determines whether the additional changes result in discontinuation of hedge relationships before applying the relief. In addition, when determining the hedged risk, the Bank may designate an alternative benchmark rate risk component that is not currently separately identifiable, as long as it is reasonable to expect that the alternative benchmark rate will become separately identifiable within a 24-month period. For aspects of hedge accounting not covered by the amendments and hedges that are not directly impacted by the IBOR reform, the accounting policies as described in Note 3 of the Bank’s consolidated financial statements in the 2020 Annual Report continue to apply.

Under the amendments, additional disclosures are required in the financial statements to outline the effect of the reform on the financial instruments and risk management strategy. The Bank early adopted the amendments effective November 1, 2020, as permitted by the standard. The amendments apply retrospectively, but the Bank is not required to restate comparative information. There was no impact on opening shareholders’ equity.

Overview

Major interest rate benchmark review and reform has been undertaken globally, with a view to either reforming or phasing out certain interbank offered rates (IBORs), including the Canadian Dollar Offered Rate (CDOR). As alternatives to IBORs, regulators have recommended markets begin adopting alternative risk-free rates (RFRs). The Bank has significant exposures to the London Interbank Offered Rate (LIBOR), particularly USD and GBP LIBOR, which are slated to be discontinued from December 31, 2021.

Depending on the outcome of recent public consultations, it is possible that the most widely used USD LIBOR tenors will continue to be published until June 30, 2023, while all other LIBOR currencies and tenors will cease to be published from December 31, 2021.

IBOR reform and the associated move from IBORs to RFRs carries systemic and market risks. These risks, such as increased volatility, lack of liquidity and uneven fallback practices, may impact market participants. In addition to these inherent risks, the Bank is exposed to operational risk arising from the renegotiation of contracts, technology readiness to issue and trade products referencing RFRs, and conduct with clients and counterparties.

The Bank has established an enterprise-wide program (the Transition Program) to support the Bank’s transition away from LIBOR and other IBORs to RFRs. The focus of the Transition Program is to address risks by identifying the exposures to various IBORs, evaluating the contract language in the event IBORs cease to be published or available, developing the capabilities to issue and trade products referencing RFRs and communicating with clients and counterparties regarding industry developments pertaining to IBOR reform. The Transition Program provides quarterly updates to the Bank’s Regulatory Oversight Committee, and annually, to the Risk Committee of the Board of Directors, regarding the status of transition plans for migrating the Bank’s IBOR-linked products and upgrading systems and processes.

The Transition Program monitors and integrates recommendations from industry groups and regulatory bodies, such as the Alternative Reference Rate Committee (ARRC) in the U.S. and the Financial Conduct Authority regarding the timing of key transition activities. For example, the ARRC recommended that derivatives dealers adhere to the ISDA IBOR Fallbacks Protocol (the ISDA Protocol) prior to the effective date on January 25, 2021. The Bank is progressing well in adhering to the ISDA Protocol marking a significant risk-mitigating step for the Bank’s IBOR-based derivatives contracts and exposures.

Non-derivative financial assets and financial liabilities

The following table shows the Bank’s non-derivative financial assets and financial liabilities exposures to significant IBORs subject to reform that have yet to transition to alternative benchmark rates with most maturing after December 31, 2021. These exposures will remain outstanding until the IBOR ceases and will therefore transition in the future.

	Carrying amount
As at November 1, 2020 ($ millions)	USD LIBOR	GBP LIBOR	Other Rates(1)	Total
Non-derivative financial assets(2)	$51,140	$1,468	$2,876	$55,484
Non-derivative financial liabilities(3)(4)	3,378	949	1,914	6,241
(1)	Other rates include exposures to EUR LIBOR, EONIA, CHF LIBOR, JPY LIBOR and six-month and twelve-month CDOR. These CDOR tenors will cease to be published after May 17, 2021.
(2)	Non derivative financial assets include carrying amounts of debt securities and loans (debt securities and loans measured at amortized cost are gross of allowance for credit losses).
(3)	Non-derivative financial liabilities include carrying amounts of deposits, subordinated debentures and other liabilities.
(4)

Non-derivative financial liabilities exclude additional Tier 1 capital instruments of $1.56 billion (US$1.25 billion) that are currently at a fixed rate and subsequently reset to three-month USD LIBOR on October 12, 2022.

Scotiabank First Quarter Report 2021    51

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Derivatives and undrawn commitments

The following table shows the notional balance of the Bank’s derivative exposures and undrawn commitments to significant IBORs subject to reform that have yet to transition to alternative benchmark rates with most maturing after December 31, 2021. These exposures will remain outstanding until the IBOR ceases and will therefore transition in the future.

	Notional amount
As at November 1, 2020 ($ millions)	USD LIBOR	GBP LIBOR	Other Rates(1)	Total
Derivatives
Single currency interest rate swaps	$630,265	$699,339	$216,646	$1,546,250
Cross currency interest rate swaps(2)	322,426	31,052	138,740	492,218
Other(3)	48,297	29,486	34,908	112,691
Undrawn commitments	35,900	1,094	613	37,607
(1)	Other rates include exposures to EUR LIBOR, EONIA, CHF LIBOR, JPY LIBOR and six-month and twelve-month CDOR. These CDOR tenors will cease to be published after May 17, 2021.
(2)

For cross currency interest rate swaps, where both legs are referencing rates directly impacted by the benchmark reform, the relevant notional amount for both legs are shown separately to reflect the risks relating to the reform for each rate.

(3)	Other derivatives include futures, forward rate agreements and options.

4.	Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2020 Annual Report.

5.	Cash and deposits with financial institutions

	As at
($ millions)	January 31 2021		October 31 2020
Cash and non-interest-bearing deposits with financial institutions	$9,443		$11,123
Interest-bearing deposits with financial institutions	80,048		65,337
Total	$89,491	(1)	$76,460	(1)
(1)	Net of allowances of $1 (October 31, 2020 – $1).

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $6,411 million (October 31, 2020 – $7,121 million) and are included above.

6.	Investment securities

The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

	As at
($ millions)	January 31 2021	October 31 2020
Debt investment securities measured at FVOCI	$68,259	$76,638
Debt investment securities measured at amortized cost	27,713	31,644
Equity investment securities designated at FVOCI	2,279	1,859
Equity investment securities measured at FVTPL	960	1,222
Debt investment securities measured at FVTPL	25	26
Total investment securities	$99,236	$111,389

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(a) Debt investment securities measured at fair value through other comprehensive income (FVOCI)

As at January 31, 2021 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$14,247	$388	$1	$14,634
Canadian provincial and municipal debt	13,485	205	1	13,689
U.S. treasury and other U.S. agency debt	9,664	408	3	10,069
Other foreign government debt	28,617	409	186	28,840
Other debt	1,006	21	–	1,027
Total	$67,019	$1,431	$191	$68,259
As at October 31, 2020 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$16,374	$454	$–	$16,828
Canadian provincial and municipal debt	17,295	253	1	17,547
U.S. treasury and other U.S. agency debt	12,634	595	–	13,229
Other foreign government debt	27,643	274	17	27,900
Other debt	1,115	19	–	1,134
Total	$75,061	$1,595	$18	$76,638

(b) Debt investment securities measured at amortized cost

	As at
	January 31, 2021		October 31, 2020
($ millions)	Fair value	Carrying value(1)	Fair value	Carrying value(1)
Canadian federal and provincial government issued or guaranteed debt	$17,318	$17,164	$17,955	$17,819
U.S. treasury and other U.S. agency debt	8,305	8,029	11,048	10,726
Other foreign government debt	1,716	1,695	1,766	1,744
Corporate debt	828	825	1,360	1,355
Total	$28,167	$27,713	$32,129	$31,644
(1)	Balances are net of allowances, which are not significant.

(c) Equity investment securities designated as at fair value through other comprehensive income (FVOCI)

The Bank has designated certain instrument at FVOCI shown in the following table as these equity securities are held for strategic purposes.

As at January 31, 2021 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$14	$–	$3	$11
Common shares	2,021	316	69	2,268
Total	$2,035	$316	$72	$2,279

As at October 31, 2020 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$11	$–	$3	$8
Common shares	1,735	228	112	1,851
Total	$1,746	$228	$115	$1,859

Dividend income earned on equity securities designated at FVOCI of $26 million for the three months ended January 31, 2021 (October 31, 2020 – $16 million; January 31, 2020 – $17 million) has been recognized in interest income.

During the three months ended January 31, 2021, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $181 million (October 31, 2020 – $38 million; January 31, 2020 – $342 million). This has resulted in a gain of $39 million in the three months ended January 31, 2021 (October 31, 2020 – $8 million gain; January 31, 2020 – $20 million loss).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.	Loans, impaired loans and allowance for credit losses

(a) Loans at amortized cost

	As at
	January 31, 2021			October 31, 2020
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$290,474	$864	$289,610	$284,684	$884	$283,800
Personal loans	91,442	3,150	88,292	93,758	3,155	90,603
Credit cards	14,143	1,915	12,228	14,797	1,886	12,911
Business and government	215,180	1,661	213,519	217,663	1,714	215,949
Total	$611,239	$7,590	$603,649	$610,902	$7,639	$603,263

(b) Impaired loans(1)(2)

	As at
	January 31, 2021			October 31, 2020
($ millions)	Gross impaired loans	Allowance for credit losses	Net	Gross impaired loans	Allowance for credit losses	Net
Residential mortgages	$1,563	$406	$1,157	$1,490	$392	$1,098
Personal loans	1,302	849	453	1,032	820	212
Credit cards	–	–	–	–	–	–
Business and government	2,414	739	1,675	2,531	745	1,786
Total	$5,279	$1,994	$3,285	$5,053	$1,957	$3,096
By geography:
Canada	$1,168	$497	$671	$1,127	$487	$640
United States	57	3	54	116	4	112
Mexico	674	260	414	570	222	348
Peru	973	475	498	824	498	326
Chile	715	228	487	775	233	542
Colombia	541	130	411	459	102	357
Other international	1,151	401	750	1,182	411	771
Total	$5,279	$1,994	$3,285	$5,053	$1,957	$3,096
(1)	Interest income recognized on impaired loans during the three months ended January 31, 2021 was $16 (October 31, 2020 – $11).
(2)	Additional interest income of approximately $78 would have been recorded if the above loans had not been classified as impaired (October 31, 2020 – $71).

(c)	Allowance for credit losses

(i)	Key inputs and assumptions

The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;

•	Changes in the volumes of transactions;

•

Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, and house price indices, which are most closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and

•	Borrower migration between the three stages.

The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and pessimistic front loaded).

The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the baseline and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final baseline and alternative scenarios reflect significant review and oversight, and incorporate judgment both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Key macroeconomic variables

The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or political events.

The Bank has applied expert credit judgement in the assessment of underlying credit deterioration and migration of balances to progressive stages. The Bank considered both quantitative and qualitative information in the assessment of significant increase in credit risk.

The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs. The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios. In these scenarios the Bank considered recovery time periods ranging from more immediate (V shape), mid-term (W shape) to longer-term (L shape) periods.

While the base case scenario expects the overall economy to trace a V-shaped recovery, growth and employment in individual industries are expected to show considerable heterogeneity. Some industries either have already fully recovered or are expected to fully recover over the course of the next few quarters. In contrast, the activity in other industries is expected to remain below the pre-pandemic levels for some time. This industry-level pattern of activity is referred to as a K-shaped recovery, and while not explicitly simulated in the base case scenario, it is incorporated through the consideration of significant increase in risk through expert credit judgement.

The following table shows certain key macroeconomic variables used to estimate the allowance for credit losses. For the base case, optimistic and pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Pessimistic Front Loaded
As at January 31, 2021	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	4.6	2.3	6.5	3.4	-0.6	3.2	-6.8	4.4
Unemployment rate, average %	7.9	6.1	7.4	4.7	10.1	6.6	13.0	8.5
Bank of Canada overnight rate target, average %	0.3	1.0	0.6	1.8	0.3	0.7	0.3	0.5
HPI - Housing Price Index, y/y % change	4.0	1.7	5.3	3.1	-6.6	4.2	-12.6	6.4
USDCAD exchange rate, average	1.26	1.25	1.25	1.23	1.34	1.26	1.35	1.27
US
Real GDP growth, y/y % change	4.3	2.5	5.7	3.3	0.9	3.2	-2.9	4.2
Unemployment rate, average %	6.2	5.0	5.8	4.5	7.4	5.7	8.7	7.1
Mexico
Real GDP growth, y/y % change	3.8	1.9	5.6	2.7	0.6	2.7	-3.3	3.8
Unemployment rate, average %	4.7	4.3	4.3	3.4	7.3	4.9	10.2	6.8
Chile
Real GDP growth, y/y % change	5.5	3.0	8.2	4.5	2.2	3.9	-1.8	5.0
Unemployment rate, average %	11.7	7.8	11.0	6.9	14.2	8.4	17.1	10.3
Peru
Real GDP growth, y/y % change	8.7	3.6	11.4	5.2	5.5	4.5	1.6	5.5
Unemployment rate, average %	12.0	7.5	9.3	4.4	14.5	8.0	17.4	9.9
Colombia
Real GDP growth, y/y % change	5.0	3.6	6.8	4.8	1.8	4.5	-2.1	5.5
Unemployment rate, average %	13.2	9.0	11.1	6.4	15.7	9.5	18.6	11.4
Caribbean
Real GDP growth, y/y % change	3.6	4.1	5.4	4.9	0.4	5.4	-3.4	6.5
Global
WTI oil price, average USD/bbl	48	57	54	81	41	52	38	44
Copper price, average USD/lb	3.11	3.24	3.28	3.78	2.90	3.15	2.82	2.94
Global GDP, y/y % change	5.31	3.36	7.18	4.39	2.64	3.89	-0.02	4.63

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Pessimistic Front Loaded
As at October 31, 2020	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	3.1	2.2	4.7	2.7	-2.0	3.8	-10.8	6.4
Unemployment rate, average %	7.3	5.5	6.7	4.7	9.9	5.8	14.1	7.1
Bank of Canada overnight rate target, average %	0.3	0.8	0.5	1.2	0.3	0.4	0.3	0.3
HPI - Housing Price Index, y/y % change	0.4	2.8	1.9	3.3	-6.3	4.6	-15.2	6.8
USDCAD exchange rate, average	1.30	1.25	1.30	1.25	1.37	1.27	1.40	1.33
US
Real GDP growth, y/y % change	2.5	2.2	3.6	2.4	-0.5	3.1	-7.4	5.2
Unemployment rate, average %	6.3	3.5	6.1	3.3	8.1	4.1	10.5	7.0
Mexico
Real GDP growth, y/y % change	1.0	2.3	2.5	2.6	-1.8	3.1	-8.7	5.3
Unemployment rate, average %	7.3	4.5	6.8	3.9	9.9	4.9	14.1	6.2
Chile
Real GDP growth, y/y % change	3.8	2.6	5.6	3.2	0.8	3.4	-6.2	5.6
Unemployment rate, average %	12.1	7.3	11.6	6.9	14.7	7.7	18.9	8.9
Peru
Real GDP growth, y/y % change	3.7	3.8	5.0	4.4	2.9	4.4	-3.5	6.3
Unemployment rate, average %	12.4	8.1	11.3	6.3	14.2	8.5	18.5	9.7
Colombia
Real GDP growth, y/y % change	1.9	3.5	3.0	4.0	1.1	4.0	-5.2	6.0
Unemployment rate, average %	14.4	8.2	13.6	6.8	16.2	8.7	20.5	9.8
Caribbean
Real GDP growth, y/y % change	2.2	4.1	3.3	4.4	1.0	4.7	-6.6	5.9
Global
WTI oil price, average USD/bbl	48	58	52	68	42	54	37	38
Copper price, average USD/lb	3.00	3.19	3.09	3.42	2.79	3.06	2.66	2.64
Global GDP, y/y % change	4.44	3.28	5.63	3.72	2.36	3.91	-2.67	5.34

(iii)	Sensitivity

The weighting of these multiple scenarios increased our reported allowance for credit losses for financial assets in Stage 1 and Stage 2, relative to our base case scenario, to $5,816 million (October 31, 2020 – $5,863 million) from $5,464 million (October 31, 2020 – $5,407 million). If we were to only use our pessimistic front loaded scenario for the measurement of allowance for credit losses for such assets, our allowance for credit losses on performing financial instruments would be $1,397 million (October 31, 2020 – $1,944 million) higher than the reported allowance for credit losses as at January 31, 2021. Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.

Under our current probability-weighted scenarios, if all of our performing financial assets were in Stage 1, reflecting a 12 month expected loss period, the allowance for credit losses would be $528 million (October 31, 2020 – $495 million) lower than the reported allowance for credit losses on performing financial assets.

(iv)	Allowance for credit losses

Allowance for credit losses
($ millions)	Balance as at November 1, 2020	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at January 31, 2021
Residential mortgages	$884	$25	$(33)	$(12)	$864
Personal loans	3,155	367	(343)	(29)	3,150
Credit cards	1,886	261	(216)	(16)	1,915
Business and government	1,892	111	(82)	(43)	1,878
	$7,817	$764	$(674)	$(100)	$7,807
Presented as:
Allowance for credit losses on loans	$7,639				$7,590
Allowance for credit losses on acceptances(1)	77				80
Allowance for credit losses on off-balance sheet exposures(2)	101				137
(1)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ millions)	Balance as at November 1, 2019	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at January 31, 2020
Residential mortgages	$680	$50	$(23)	$(68)	$639
Personal loans	2,065	463	(410)	(28)	2,090
Credit cards	1,255	303	(304)	(10)	1,244
Business and government	1,139	110	(90)	(46)	1,113
	$5,139	$926	$(827)	$(152)	$5,086
Presented as:
Allowance for credit losses on loans	$5,077				$5,021
Allowance for credit losses on acceptances(1)	6				15
Allowance for credit losses on off-balance sheet exposures(2)	56				50
(1)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Allowance for credit losses on loans	As at January 31, 2021
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$161	$297	$406	$864
Personal loans	787	1,514	849	3,150
Credit cards	448	1,467	–	1,915
Business and government	384	538	739	1,661
Total(1)	$1,780	$3,816	$1,994	$7,590
(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $220.

	As at October 31, 2020
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$190	$302	$392	$884
Personal loans	864	1,471	820	3,155
Credit cards	501	1,385	–	1,886
Business and government	409	560	745	1,714
Total(1)	$1,964	$3,718	$1,957	$7,639
(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $181.

	As at January 31, 2020
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$133	$218	$288	$639
Personal loans	619	878	593	2,090
Credit cards	407	837	–	1,244
Business and government	160	236	652	1,048
Total(1)	$1,319	$2,169	$1,533	$5,021
(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $74.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes to the allowance for credit losses on loans.

	As at January 31, 2021				As at January 31, 2020
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$190	$302	$392	$884	$126	$229	$325	$680
Provision for credit losses
Remeasurement(1)	(65)	29	59	23	(8)	10	14	16
Newly originated or purchased financial assets	11	–	–	11	6	–	–	6
Derecognition of financial assets and maturities	(3)	(6)	–	(9)	–	(2)	–	(2)
Changes in models and methodologies	–	–	–	–	7	6	17	30
Transfer to (from):
Stage 1	32	(27)	(5)	–	15	(13)	(2)	–
Stage 2	(3)	20	(17)	–	(5)	24	(19)	–
Stage 3	–	(12)	12	–	–	(11)	11	–
Gross write-offs	–	–	(37)	(37)	–	–	(30)	(30)
Recoveries	–	–	4	4	–	–	7	7
Foreign exchange and other movements	(1)	(9)	(2)	(12)	(8)	(25)	(35)	(68)
Balance at end of period(2)	$161	$297	$406	$864	$133	$218	$288	$639
Personal loans
Balance at beginning of period	$864	$1,471	$820	$3,155	$609	$865	$591	$2,065
Provision for credit losses
Remeasurement(1)	(422)	536	252	366	(142)	151	342	351
Newly originated or purchased financial assets	99	–	–	99	98	–	–	98
Derecognition of financial assets and maturities	(28)	(70)	–	(98)	(24)	(27)	–	(51)
Changes in models and methodologies	–	–	–	–	16	33	16	65
Transfer to (from):
Stage 1	401	(398)	(3)	–	131	(128)	(3)	–
Stage 2	(92)	111	(19)	–	(51)	68	(17)	–
Stage 3	(31)	(126)	157	–	(1)	(89)	90	–
Gross write-offs	–	–	(406)	(406)	–	–	(476)	(476)
Recoveries	–	–	63	63	–	–	66	66
Foreign exchange and other movements	(4)	(10)	(15)	(29)	(17)	5	(16)	(28)
Balance at end of period(2)	$787	$1,514	$849	$3,150	$619	$878	$593	$2,090
Credit cards
Balance at beginning of period	$501	$1,385	$–	$1,886	$424	$831	$–	$1,255
Provision for credit losses
Remeasurement(1)	(133)	258	151	276	(75)	123	205	253
Newly originated or purchased financial assets	29	–	–	29	46	–	–	46
Derecognition of financial assets and maturities	(15)	(29)	–	(44)	(16)	(15)	–	(31)
Changes in models and methodologies	–	–	–	–	6	29	–	35
Transfer to (from):
Stage 1	113	(113)	–	–	62	(62)	–	–
Stage 2	(43)	43	–	–	(34)	34	–	–
Stage 3	–	(70)	70	–	–	(78)	78	–
Gross write-offs	–	–	(260)	(260)	–	–	(361)	(361)
Recoveries	–	–	44	44	–	–	57	57
Foreign exchange and other movements	(4)	(7)	(5)	(16)	(6)	(25)	21	(10)
Balance at end of period(2)	$448	$1,467	$–	$1,915	$407	$837	$–	$1,244
Business and government
Balance at beginning of period	$478	$592	$745	$1,815	$191	$263	$679	$1,133
Provision for credit losses
Remeasurement(1)	(10)	21	106	117	(15)	9	102	96
Newly originated or purchased financial assets	89	–	–	89	39	–	–	39
Derecognition of financial assets and maturities	(83)	(13)	(2)	(98)	(32)	(7)	(5)	(44)
Changes in models and methodologies	–	–	–	–	13	9	–	22
Transfer to (from):
Stage 1	18	(18)	–	–	8	(8)	–	–
Stage 2	(24)	24	–	–	(3)	3	–	–
Stage 3	–	(1)	1	–	(2)	(4)	6	–
Gross write-offs	–	–	(87)	(87)	–	–	(96)	(96)
Recoveries	–	–	5	5	–	–	6	6
Foreign exchange and other movements	(9)	(5)	(29)	(43)	(2)	(16)	(40)	(58)
Balance at end of period including off-balance sheet exposures(2)	$459	$600	$739	$1,798	$197	$249	$652	$1,098
Less: Allowance for credits losses on off-balance sheet exposures(3)	(75)	(62)	–	(137)	(37)	(13)	–	(50)
Balance at end of period(2)	$384	$538	$739	$1,661	$160	$236	$652	$1,048
(1)

Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Interest income on impaired loans for residential mortgages, personal and credit cards, and business and government loans totaled $78 (January 31, 2020 – $81).
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

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(d)	Carrying value of exposures by risk rating

Residential mortgages	As at January 31, 2021				As at October 31, 2020
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Very low	$173,748	$1,504	$–	$175,252	$167,233	$1,892	$–	$169,125
Low	59,831	3,538	–	63,369	61,988	1,495	–	63,483
Medium	12,603	1,764	–	14,367	10,914	2,071	–	12,985
High	1,151	2,907	–	4,058	1,197	3,435	–	4,632
Very high	12	763	–	775	13	596	–	609
Loans not graded(2)	27,668	3,422	–	31,090	28,787	3,573	–	32,360
Default	–	–	1,563	1,563	–	–	1,490	1,490
Total	$275,013	$13,898	$1,563	$290,474	$270,132	$13,062	$1,490	$284,684
Allowance for credit losses	161	297	406	864	190	302	392	884
Carrying value	$274,852	$13,601	$1,157	$289,610	$269,942	$12,760	$1,098	$283,800
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at January 31, 2021				As at October 31, 2020
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Very low	$29,793	$564	$–	$30,357	$29,557	$499	$–	$30,056
Low	25,350	1,372	–	26,722	25,508	1,793	–	27,301
Medium	7,182	2,057	–	9,239	6,619	2,779	–	9,398
High	5,341	2,766	–	8,107	5,809	2,964	–	8,773
Very high	161	1,347	–	1,508	318	1,367	–	1,685
Loans not graded(2)	12,501	1,706	–	14,207	13,629	1,884	–	15,513
Default	–	–	1,302	1,302	–	–	1,032	1,032
Total	$80,328	$9,812	$1,302	$91,442	$81,440	$11,286	$1,032	$93,758
Allowance for credit losses	787	1,514	849	3,150	864	1,471	820	3,155
Carrying value	$79,541	$8,298	$453	$88,292	$80,576	$9,815	$212	$90,603
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Credit cards	As at January 31, 2021				As at October 31, 2020
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$1,356	$16	$–	$1,372	$1,318	$20	$–	$1,338
Low	1,997	249	–	2,246	1,971	184	–	2,155
Medium	2,432	371	–	2,803	2,416	393	–	2,809
High	1,918	1,746	–	3,664	2,229	1,799	–	4,028
Very high	21	764	–	785	41	843	–	884
Loans not graded(1)	1,923	1,350	–	3,273	2,414	1,169	–	3,583
Default	–	–	–	–	–	–	–	–
Total	$9,647	$4,496	$–	$14,143	$10,389	$4,408	$–	$14,797
Allowance for credit losses	448	1,467	–	1,915	501	1,385	–	1,886
Carrying value	$9,199	$3,029	$–	$12,228	$9,888	$3,023	$–	$12,911
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at January 31, 2021				As at October 31, 2020
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$87,265	$1	$–	$87,266	$85,242	$6	$–	$85,248
Low	16,838	24	–	16,862	16,775	39	–	16,814
Medium	6,280	52	–	6,332	5,739	123	–	5,862
High	2,637	818	–	3,455	2,201	705	–	2,906
Very high	17	242	–	259	3	134	–	137
Loans not graded(1)	9,586	4,349	–	13,935	11,113	4,501	–	15,614
Default	–	–	–	–	–	–	–	–
Carrying value	$122,623	$5,486	$–	$128,109	$121,073	$5,508	$–	$126,581
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Business and government loans	As at January 31, 2021				As at October 31, 2020
Grade ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Investment grade	$104,061	$1,768	$–	$105,829	$105,757	$1,290	$–	$107,047
Non-investment grade	92,186	9,270	–	101,456	93,998	8,840	–	102,838
Watch list	33	3,376	–	3,409	47	3,101	–	3,148
Loans not graded(2)	2,065	7	–	2,072	2,063	36	–	2,099
Default	–	–	2,414	2,414	–	–	2,531	2,531
Total	$198,345	$14,421	$2,414	$215,180	$201,865	$13,267	$2,531	$217,663
Allowance for credit losses	384	538	739	1,661	409	560	745	1,714
Carrying value	$197,961	$13,883	$1,675	$213,519	$201,456	$12,707	$1,786	$215,949
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at January 31, 2021				As at October 31, 2020
Grade ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Investment grade	$180,456	$1,273	$–	$181,729	$182,580	$1,280	$–	$183,860
Non-investment grade	61,449	3,532	–	64,981	59,600	4,336	–	63,936
Watch list	15	1,777	–	1,792	6	1,704	–	1,710
Loans not graded(2)	3,745	312	–	4,057	3,702	309	–	4,011
Default	–	–	151	151	–	–	161	161
Total	$245,665	$6,894	$151	$252,710	$245,888	$7,629	$161	$253,678
Allowance for credit losses	75	62	–	137	69	32	–	101
Carrying value	$245,590	$6,832	$151	$252,573	$245,819	$7,597	$161	$253,577
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

(e)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy. In cases where borrowers have opted to participate in payment deferral programs as a result of COVID-19, deferral of payments is not considered past due and such loans are not aged further during the deferral period.

	As at January 31, 2021(2)				As at October 31, 2020(2)
($ millions)	31-60 days	61-90 days	91 days and greater(3)	Total	31-60 days	61-90 days	91 days and greater(3)	Total
Residential mortgages	$799	$382	$–	$1,181	$663	$282	$–	$945
Personal loans	529	322	–	851	604	273	–	877
Credit cards	320	231	629	1,180	401	166	277	844
Business and government	89	44	–	133	288	103	–	391
Total	$1,737	$979	$629	$3,345	$1,956	$824	$277	$3,057
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)

For loans where payment deferrals were granted, deferred payments are not considered past due and such loans are not aged further during the deferral period. Regular ageing of the loans resumes, after the end of the deferral period.

(3)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(f)	Purchased credit-impaired loans

Certain financial assets including loans are credit-impaired on initial recognition. The following table provides details of such assets:

	As at
($ millions)	January 31 2021	October 31 2020
Unpaid principal balance(1)	$376	$393
Credit related fair value adjustments	(88)	(93)
Carrying value	288	300
Stage 3 allowance	(14)	(10)
Carrying value net related allowance	$274	$290
(1)	Represents principal amount owed net of write-offs.

60    Scotiabank First Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8.	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage-backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage and Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program. The Trust issues securities to third-party investors. The CMHC also purchased insured mortgage pools from the Bank under the Insured Mortgage Purchase Program (IMPP).

The sale of mortgages under the above programs do not meet the derecognition requirements, where the Bank retains the pre-payment and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	January 31 2021(1)	October 31 2020(1)
Assets
Carrying value of residential mortgage loans	$19,149	$20,586
Other related assets(2)	10,276	9,548
Liabilities
Carrying value of associated liabilities	27,143	27,819
(1)

The fair value of the transferred assets is $28,892 (October 31, 2020 – $29,415) and the fair value of the associated liabilities is $28,211 (October 31, 2020 – $28,920) for a net position of $681 (October 31, 2020 – $495).

(2)

These include cash held in trust and trust permitted investment assets, including repurchase style transactions of mortgage-backed securities, acquired as part of the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal lines of credit, credit cards and auto loans

The Bank securitizes a portion of its credit card and auto loan receivables and previously securitized a portion of its unsecured personal lines of credit through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal loans and credit card loans.

During the first quarter, the Bank did not enter into any new securitization arrangements.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	January 31 2021(1)	October 31 2020(1)
Carrying value of securities associated with:
Repurchase agreements(2)	$121,733	$121,918
Securities lending agreements	63,756	53,082
Total	185,489	175,000
Carrying value of associated liabilities(3)	$140,491	$137,763
(1)

The fair value of transferred assets is $185,489 (October 31, 2020 – $175,000) and the fair value of the associated liabilities is $140,491 (October 31, 2020 – $137,763) for a net position of $44,998 (October 31, 2020 – $37,237).

(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9.	Investments in associates

The Bank had significant investments in the following associates:

					As at
					January 31 2021	October 31 2020
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements(1)	Carrying value	Carrying value
Canadian Tire Financial Services business (CTFS)(2)	Canada	Financial Services	20.00%	December 31, 2020	533	534
Bank of Xi’an Co. Ltd.(3)	China	Banking	17.99%	December 31, 2020	955	926
Maduro & Curiel’s Bank N.V.(4)	Curacao	Banking	48.10%	December 31, 2020	365	355
(1)	Represents the date of the most recent financial statements made available to the Bank by the associates’ management.
(2)

Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest until the end of the 10th anniversary (October 1, 2024) at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After October 1, 2024 for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.

(3)	Based on the quoted price on the Shanghai Stock Exchange, the Bank’s Investment in Bank of Xi’an Co. Ltd. was $826 (October 31, 2020 – $818).
(4)

The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of January 31, 2021, these reserves amounted to $61 (October 31, 2020 – $64).

10.	Deposits

	As at
	January 31, 2021						October 31 2020
	Payable on demand(1)		Payable after notice(2)
($ millions)	Interest- bearing	Non-interest- bearing			Payable on a fixed date(3)	Total	Total
Personal	$9,081	$9,958	$155,424		$75,046	$249,509	$246,135
Business and government	148,191	31,551	44,326		252,266	476,334	464,619
Financial institutions	9,013	976	1,401		31,760	43,150	40,084
	$166,285	$42,485	$201,151	(4)	$359,072	$768,993	$750,838
Recorded in:
Canada	$115,154	$23,214	$170,304		$242,792	$551,464	$541,589
United States	36,709	58	2,142		29,533	68,442	60,747
United Kingdom	–	–	280		18,947	19,227	14,977
Mexico	–	5,580	6,410		12,792	24,782	25,294
Peru	5,810	68	5,554		5,666	17,098	17,694
Chile	4,059	6,680	150		13,039	23,928	23,592
Colombia	48	703	4,845		3,974	9,570	9,308
Other International	4,505	6,182	11,466		32,329	54,482	57,637
Total(5)	$166,285	$42,485	$201,151		$359,072	$768,993	$750,838
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $162 (October 31, 2020 – $158) of non-interest-bearing deposits.
(5)

Deposits denominated in U.S. dollars amount to $233,223 (October 31, 2020 – $215,836), deposits denominated in Chilean pesos amount to $21,050 (October 31, 2020 – $21,099), deposits denominated in Mexican pesos amount to $22,674 (October 31, 2020 – $22,765) and deposits denominated in other foreign currencies amount to $82,458 (October 31, 2020 – $83,706).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at January 31, 2021	$41,497	$24,682	$31,143	$84,548	$16,341	$198,211
As at October 31, 2020	$38,739	$22,498	$30,850	$92,589	$18,072	$202,748
(1)	The majority of foreign term deposits are in excess of $100,000.

11.	Capital and financing transactions

Subordinated debentures

On December 8, 2020, the Bank redeemed all outstanding CDN $750 million 3.367% Debentures (Non-Viability Contingent Capital (NVCC)) due December 8, 2025 at 100% of their principal amount plus accrued interest.

62    Scotiabank First Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Common shares

Normal Course Issuer Bid

On March 13, 2020, OSFI advised federally regulated deposit taking institutions to suspend common share buybacks as part of COVID-19 measures. The Bank does not have an active normal course issuer bid and did not repurchase any common shares during the quarter ended January 31, 2021.

The Bank’s previous normal course issuer bid terminated on June 3, 2020. Under this program, the Bank repurchased and cancelled approximately 11.8 million common shares at an average price of $72.41 per share. These repurchases were carried out before March 13, 2020.

Preferred shares and other equity instruments

Subsequent to the reporting date, on February 2, 2021, the Bank redeemed all outstanding Non-cumulative Preferred shares Series 32 and Series 33 at a price equal to $25.00 per share plus dividends declared on January 26, 2021 of $0.009891 per Series 32 share and $0.006976 per Series 33 share.

12.	Capital management

The Bank’s regulatory capital and leverage position were as follows:

	As at
($ millions)	January 31, 2021	October 31, 2020
Capital
Common Equity Tier 1 capital	$49,542	$49,165
Net Tier 1 capital	55,293	55,362
Total regulatory capital	63,724	64,512
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets(1)	$406,780	$417,138
Leverage exposures	1,179,755	1,170,290
Capital ratios
Common Equity Tier 1 capital ratio	12.2%	11.8%
Tier 1 capital ratio	13.6%	13.3%
Total capital ratio	15.7%	15.5%
Leverage ratio	4.7%	4.7%
(1)	As at January 31, 2021 and October 31, 2020, the Bank did not have a regulatory capital floor add-on for CET1, Tier 1 and Total capital RWA.

The Bank substantially exceeded the OSFI minimum capital ratios as at January 31, 2021, including the Domestic Stability Buffer requirement.

13.	Share-based payments

During the first quarter, the Bank granted 1,876,066 options with an exercise price of $68.36 per option and a weighted average fair value of $4.60 to select employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year. Options granted prior to December 2014 vest evenly over a four-year period.

The Bank recorded an increase to equity – other reserves of $4 million for the three months ended January 31, 2021 (January 31, 2020 – $3 million) as a result of equity-classified share-based payment expense.

14.	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended
	Pension plans		Other benefit plans
($ millions)	January 31 2021	January 31 2020	January 31 2021	January 31 2020
Defined benefit service cost	$95	$91	$6	$13
Interest on net defined benefit (asset) liability	9	6	11	12
Other	3	4	–	2
Defined benefit expense	$107	$101	$17	$27
Defined contribution expense	$23	$19	–	–
Increase (Decrease) in other comprehensive income related to employee benefits(2)	$637	$(316)	$4	$(42)
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

15.	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Banking and Markets and Global Wealth Management. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2020 Annual Report. Notable accounting measurement differences are:

•

tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

•

the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended January 31, 2021
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$1,984	$1,788	$155	$358	$66	$4,351
Non-interest income(3)(4)	664	773	1,235	978	71	3,721
Total revenues	2,648	2,561	1,390	1,336	137	8,072
Provision for credit losses	215	525	4	20	–	764
Non-interest expenses	1,204	1,402	817	614	171	4,208
Provision for income taxes	318	157	148	159	(80)	702
Net income	$911	$477	$421	$543	$46	$2,398
Net income attributable to non-controlling interests in subsidiaries	$–	$88	$3	$–	$(1)	$90
Net income attributable to equity holders of the Bank	$911	$389	$418	$543	$47	$2,308
Average assets ($ billions)	$368	$199	$27	$395	$166	$1,155
Average liabilities ($ billions)	$306	$153	$42	$387	$196	$1,084
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $69 to arrive at the amounts reported in the Consolidated Statement of Income and differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $20; International Banking – $49, Global Wealth Management – $3, and Other – $(15).

	For the three months ended October 31, 2020
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$1,954	$1,785	$144	$350	$25	$4,258
Non-interest income(3)(4)	612	763	1,021	860	(9)	3,247
Total revenues	2,566	2,548	1,165	1,210	16	7,505
Provision for credit losses	330	736	3	62	–	1,131
Non-interest expenses	1,186	1,424	726	583	138	4,057
Provision for income taxes	272	55	111	105	(125)	418
Net income	$778	$333	$325	$460	$3	$1,899
Net income attributable to non-controlling interests in subsidiaries	$–	$70	$2	$–	$–	$72
Net income attributable to equity holders of the Bank	$778	$263	$323	$460	$3	$1,827
Average assets ($ billions)	$363	$202	$27	$389	$159	$1,140
Average liabilities ($ billions)	$295	$153	$40	$387	$195	$1,070
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $67 to arrive at the amounts reported in the Consolidated Statement of Income and differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $15; International Banking – $38, Global Wealth Management – $3, and Other – $(7).

64    Scotiabank First Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended January 31, 2020
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$2,003	$2,005	$141	$325	$(82)	$4,392
Non-interest income(3)(4)	704	980	1,016	842	207	3,749
Total revenues	2,707	2,985	1,157	1,167	125	8,141
Provision for credit losses	321	580	1	24	–	926
Non-interest expenses	1,233	1,664	737	654	130	4,418
Provision for income taxes	301	159	110	117	(216)	471
Net income	$852	$582	$309	$372	$211	$2,326
Net income attributable to non-controlling interests in subsidiaries	$–	$64	$3	$–	$(28)	$39
Net income attributable to equity holders of the Bank	$852	$518	$306	$372	$239	$2,287
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations(5)	$–	$59	$–	$–	$–	$59
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	852	459	306	372	239	2,228
Average assets ($ billions)	$355	$203	$25	$411	$124	$1,118
Average liabilities ($ billions)	$263	$151	$35	$337	$262	$1,048
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $68 to arrive at the amounts reported in the Consolidated Statement of Income and differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $20; International Banking – $93, Global Wealth Management – $3, and Other – $(25).
(5)	Refer to Note 37 in the Bank’s 2020 Annual Report for details on divested operations. The impact of divested operations is nil for the three months ended January 31, 2021 and October 31, 2020.

16.	Interest income and expense

	For the three months ended
	January 31, 2021				October 31, 2020				January 31, 2020
($ millions)	Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense
Measured at amortized cost(1)	$6,212		$2,126		$6,280		$2,356		$7,797		$3,777
Measured at FVOCI(1)	188		–		230		–		318		–
	6,400		2,126		6,510		2,356		8,115		3,777
Other	112	(2)	35	(3)	142	(2)	38	(3)	121	(2)	67	(3)
Total	$6,512		$2,161		$6,652		$2,394		$8,236		$3,844
(1)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(2)	Includes dividend income on equity securities.
(3)	Includes interest on lease liabilities for the three months ended January 31, 2021 of $27 (October 31, 2020 – $27; January 31, 2020 – $30).

17.	Earnings per share

	For the three months ended
($ millions)	January 31 2021	October 31 2020	January 31 2020
Basic earnings per common share
Net income attributable to common shareholders	$2,265	$1,745	$2,262
Weighted average number of common shares outstanding (millions)	1,212	1,211	1,214
Basic earnings per common share(1) (in dollars)	$1.87	$1.44	$1.86
Diluted earnings per common share
Net income attributable to common shareholders	$2,265	$1,745	$2,262
Dilutive impact of share-based payment options and others(2)	41	19	27
Net income attributable to common shareholders (diluted)	$2,306	$1,764	$2,289
Weighted average number of common shares outstanding (millions)	1,212	1,211	1,214
Dilutive impact of share-based payment options and others(2) (millions)	25	35	33
Weighted average number of diluted common shares outstanding (millions)	1,237	1,246	1,247
Diluted earnings per common share(1) (in dollars)	$1.86	$1.42	$1.84
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)

Certain options as well as acquisition-related put/call options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

18.	Financial instruments

(a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2020.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank. The Bank uses the Advanced Internal Ratings-Based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default(1)	As at
	January 31, 2021			October 31 2020
($ millions)	AIRB	Standardized	Total	Total
By exposure sub-type
Non-retail
Drawn(2)(3)	$418,274	$65,279	$483,553	$486,658
Undrawn commitments	107,724	3,683	111,407	115,420
Other exposures(4)	119,076	9,602	128,678	120,903
Total non-retail	$645,074	$78,564	$723,638	$722,981
Retail
Drawn(5)	$228,278	$87,054	$315,332	$308,408
Undrawn commitments	51,486	–	51,486	52,835
Total retail	$279,764	$87,054	$366,818	$361,243
Total	$924,838	$165,618	$1,090,456	$1,084,224
(1)	After credit risk mitigation and excludes equity securities and other assets.
(2)	Non-retail AIRB drawn exposures include government guaranteed and privately insured mortgages.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and FVOCI debt securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2020.

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of January 31, 2021, 36% (October 31, 2020 – 38%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the Canadian residential mortgage portfolio is 52% (October 31, 2020 – 52%).

Retail standardized portfolio

The retail standardized portfolio of $87 billion as at January 31, 2021 (October 31, 2020 – $87 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in Latin America and the Caribbean. Of the total retail standardized exposures, $49 billion (October 31, 2020 – $48 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;

•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and

•	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customers’ preferences (e.g. mortgage prepayment rates).

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates.

As at January 31, 2021, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $69 million (October 31, 2020 – $66 million, January 31, 2020 – $65 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. The Bank hedges a portion of this foreign currency risk.

A similar change in the Canadian dollar as at January 31, 2021, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $347 million (October 31, 2020 – $354 million), net of hedging.

Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its investment equity portfolios. The fair value of investment equity securities is shown in Note 6.

Trading portfolio risk management

The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

	For the three months ended			As at	As at
	January 31, 2021			January 31	October 31	January 31
($ millions)	Average	High	Low	2021	2020	2020
Credit spread plus interest rate	$14.5	$23.2	$9.4	$15.4	$11.5	$17.8
Credit spread	8.4	12.7	4.7	7.7	11.1	11.1
Interest rate	14.9	22.0	8.0	17.9	11.4	11.7
Equities	9.4	20.8	3.3	5.9	3.1	7.0
Foreign exchange	3.1	5.4	1.9	2.4	4.6	9.1
Commodities	5.6	8.5	3.5	5.5	5.0	3.7
Debt specific	4.1	5.1	3.7	3.7	5.2	3.1
Diversification effect	(19.1)	n/a	n/a	(15.9)	(14.8)	(25.0)
Total VaR	$17.6	$32.8	$13.3	$17.0	$14.6	$15.7
Total Stressed VaR	$33.8	$45.4	$22.0	$43.8	$37.0	$51.6

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, cyber risks, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b) Financial instruments designated at fair value through profit or loss

In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate.

The following table presents the fair value of liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value			Cumulative change in fair value(1)
	As at		For the three months ended			As at
($ millions)	January 31 2021	October 31 2020	January 31 2021	October 31 2020	January 31 2020	January 31 2021	October 31 2020	January 31 2020
Liabilities
Senior note liabilities(2)	$20,260	$18,899	$(746)	$235	$(122)	$(547)	$199	$(574)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)

Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading revenues. The offsetting fair value changes from associated derivatives is also recorded in non-interest income – trading revenues.

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior Note Liabilities
($ millions)	Contractual maturity amount	(1)	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the three month period attributable to changes in own credit risk recorded in other comprehensive income	Cumulative changes in fair value attributable to changes in own credit risk (1)
As at January 31, 2021	$19,713		$20,260	$(547)	$(178)	$(637)
As at October 31, 2020	19,098		18,899	199	(211)	(459)
As at January 31, 2020	12,420		12,994	(574)	(12)	(67)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c) Financial instruments – fair value

Fair value of financial instruments

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

Refer to Note 7 of the Bank’s consolidated financial statements in the 2020 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.

The following table sets out the fair values of financial instruments of the Bank and excludes non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	January 31, 2021		October 31, 2020
($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$89,491	$89,491	$76,460	$76,460
Trading assets	141,768	141,768	117,839	117,839
Securities purchased under resale agreements and securities borrowed	118,831	118,831	119,747	119,747
Derivative financial instruments	46,269	46,269	45,065	45,065
Investment securities – fair value	71,523	71,523	79,745	79,745
Investment securities – amortized cost	28,167	27,713	32,129	31,644
Loans	612,277	603,649	612,368	603,263
Customers’ liability under acceptances	14,775	14,775	14,228	14,228
Other financial assets	14,328	14,328	12,700	12,700
Liabilities:
Deposits	773,422	768,993	755,395	750,838
Financial instruments designated at fair value through profit or loss	20,260	20,260	18,899	18,899
Acceptances	14,856	14,856	14,305	14,305
Obligations related to securities sold short	40,119	40,119	31,902	31,902
Derivative financial instruments	41,296	41,296	42,247	42,247
Obligations related to securities sold under repurchase agreements and securities lent	140,491	140,491	137,763	137,763
Subordinated debentures	7,032	6,600	7,827	7,405
Other financial liabilities	43,717	42,309	43,776	42,660

(d) Fair value hierarchy

The best evidence of fair value for a financial instrument is the quoted price in an active market. Unadjusted quoted market prices for identical instruments represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.

Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices or other valuation techniques. Fair value estimates do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets, illiquid markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered as Level 3.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

	As at
	January 31, 2021				October 31, 2020
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$1,107	$–	$1,107	$–	$1,181	$–	$1,181
Trading assets
Loans	–	7,903	–	7,903	–	8,352	–	8,352
Canadian federal government and government guaranteed debt	8,482	4,069	–	12,551	9,154	3,882	–	13,036
Canadian provincial and municipal debt	–	10,265	–	10,265	–	9,320	–	9,320
US treasury and other US agencies’ debt	8,384	–	–	8,384	5,182	–	–	5,182
Other foreign governments’ debt	11,559	2,816	–	14,375	9,230	3,415	–	12,645
Corporate and other debt	–	11,274	20	11,294	–	10,570	18	10,588
Income funds	141	–	–	141	121	–	–	121
Equity securities	75,430	757	–	76,187	57,078	361	–	57,439
Other(2)	668	–	–	668	1,156	–	–	1,156
	$104,664	$38,191	$20	$142,875	$81,921	$37,081	$18	$119,020
Investment securities(3)
Canadian federal government and government guaranteed debt	$1,600	$13,034	$–	$14,634	$1,728	$15,100	$–	$16,828
Canadian provincial and municipal debt	94	13,595	–	13,689	93	17,454	–	17,547
US treasury and other US agencies’ debt	8,181	1,888	–	10,069	11,930	1,299	–	13,229
Other foreign governments’ debt	13,976	14,860	24	28,860	14,101	13,798	23	27,922
Corporate and other debt	209	796	27	1,032	265	850	23	1,138
Equity securities	2,081	204	954	3,239	1,954	263	864	3,081
	$26,141	$44,377	$1,005	$71,523	$30,071	$48,764	$910	$79,745
Derivative financial instruments
Interest rate contracts	$–	$19,411	$1	$19,412	$–	$21,013	$4	$21,017
Foreign exchange and gold contracts	–	19,277	–	19,277	–	17,943	–	17,943
Equity contracts	98	3,263	2	3,363	290	2,655	3	2,948
Credit contracts	–	239	–	239	–	480	–	480
Commodity contracts	–	3,978	–	3,978	–	2,677	–	2,677
	$98	$46,168	$3	$46,269	$290	$44,768	$7	$45,065
Liabilities:
Deposits(4)	$–	$118	$–	$118	$–	$73	$–	$73
Financial liabilities designated at fair value through profit or loss	–	20,260	–	20,260	–	18,899	–	18,899
Obligations related to securities sold short	32,896	7,223	–	40,119	25,584	6,318	–	31,902
Derivative financial instruments
Interest rate contracts	–	16,000	48	16,048	–	16,937	17	16,954
Foreign exchange and gold contracts	–	18,515	–	18,515	–	19,511	–	19,511
Equity contracts	340	2,628	6	2,974	599	2,133	2	2,734
Credit contracts	–	46	–	46	–	53	–	53
Commodity contracts	–	3,713	–	3,713	–	2,995	–	2,995
	$340	$40,902	$54	$41,296	$599	$41,629	$19	$42,247
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable.
(2)	Represents energy related assets.
(3)	Excludes debt investment securities measured at amortized cost of $27,713 (October 31, 2020 – $31,644).
(4)	These amounts represent embedded derivatives bifurcated from structured notes.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Level 3 instrument fair value changes

Financial instruments categorized as Level 3 as at January 31, 2021, in the fair value hierarchy comprise certain foreign government bonds, structured corporate bonds, investments in private equity securities and complex derivatives.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended January 31, 2021.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at January 31, 2021
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held (1)
Trading assets
Corporate and other debt	$18	$2	$–	$–	$–	$–	$20	$2
	18	2	–	–	–	–	20	2
Investment securities
Other foreign governments’ debt	23	–	1	–	–	–	24	n/a
Corporate and other debt	23	1	3	–	–	–	27	1
Equity securities	864	57	(3)	43	(35)	28	954	57
	910	58	1	43	(35)	28	1,005	58
Derivative financial instruments – assets
Interest rate contracts	4	–	–	–	–	(3)	1	–
Equity contracts	3	–	–	–	–	(1)	2	–	(2)

Derivative financial instruments – liabilities
Interest rate contracts	(17)	1	–	(32)	–	–	(48)	1	(3)
Equity contracts	(2)	1	–	(6)	–	1	(6)	1	(2)
	(12)	2	–	(38)	–	(3)	(51)	2
Total	$916	$62	$1	$5	$(35)	$25	$974	$62
(1)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(2)

Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

(3)

Certain unrealized losses on interest rate derivative contracts are largely offset by mark-to-market changes on embedded derivatives on certain deposit liabilities in the Consolidated Statement of Income.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended October 31, 2020:

	As at October 31, 2020
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income(1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets	$15	$3	$–	$–	$–	$–	$18
Investment securities	898	14	7	43	(24)	(28)	910
Derivative financial instruments	(36)	5	–	(7)	25	1	(12)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

Significant transfers

Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred. Transfers into and out of Level 3 occur mainly due to changes in the observability, valuation technique and/or significance of unobservable valuation inputs.

There were no significant transfers into and out of Level 3 during the three months ended January 31, 2021, and October 31, 2020.

Level 3 sensitivity

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

Refer to Note 7 of the Bank’s audited consolidated financial statements for the year ended October 31, 2020 for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

19.	Corporate income taxes

Since 2016, the Bank has received reassessments totaling $808 million of tax and interest as a result of the Canada Revenue Agency denying the tax deductibility of certain Canadian dividends received during the 2011 – 2014 taxation years. In June 2020, the Bank received a reassessment for $217 million of tax and interest in respect of certain Canadian dividends received during the 2015 taxation year. The circumstances of the dividends subject to these reassessments are similar to those prospectively addressed by rules introduced in 2015 and 2018. The Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigorously defend its position.

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SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2021

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 5, 2021	January 27, 2021
April 6, 2021	April 28, 2021
July 6, 2021	July 28, 2021
October 5, 2021	October 27, 2021

Annual Meeting

The Annual Meeting for fiscal year 2020 will be held via live webcast on April 13, 2021 beginning at 9:00 a.m. (Eastern). Please visit our website at https://www.scotiabank.com/annualmeeting for updates concerning the meeting.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on February 23, 2021, at 8:15 am EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104 or toll-free, at 1-800-952-5114 using ID 9730782# (please call shortly before 8:15 am EST). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from February 23, 2021, to March 25, 2021, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 9946049#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications:

Scotiabank

44 King Street West, Toronto, Ontario

Canada M5H 1H1

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Scotiabank First Quarter Report 2021    73

SHAREHOLDER INFORMATION

Co-Transfer Agent (U.S.A.)

Computershare Trust Company, N.A.

Att: Stock Transfer Department

Overnight Mail Delivery: 462 South 4th Street, Louisville, KY 40202

Regular Mail Delivery: P.O. Box 505005, Louisville, KY 40233-5005

Tel: (303) 262-0600 or 1-800-962-4284

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

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The Bank of Nova Scotia is incorporated in Canada with limited liability.